                       SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C.  20549




                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For April 7, 2004


                     Distribution and Service D&S, Inc.
                ----------------------------------------------
                (Translation of registrant's name into English)


                 Avenida Presidente Eduardo Frei Montalva 8301
                                   Quilicura
                                    Santiago
                                     Chile
                    (Address of principal executive offices)


                          Form 20-F  X     Form 40-F
                                    ---              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes       No    X
                                     ---        ---

                DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                               REPORT ON FORM 6-K

                               TABLE OF CONTENTS

     (1) The Company's audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, including the notes thereto.

     (2) Management's Discussion and Analysis of the Company's operating results for 2003 versus 2002 and the related U.S. GAAP reconciliation.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF
                  DECEMBER 31, 2002 AND 2003 AND FOR THE YEARS
                     ENDED DECEMBER 31, 2001, 2002 AND 2003

                        DISTRIBUCION Y SERVICIO D&S S.A.

             INDEX TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of December 31, 2002 and
  2003......................................................  F-3
Consolidated Statements of Income for the years ended
  December 31, 2001, 2002 and 2003..........................  F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2002 and 2003..........................  F-5
Notes to the Consolidated Financial Statements for the years ended December 31, 2001, 2002 and 2003....................  F-6

(DELOITTE LOGO)
                                                   Deloitte & Touche
                                                   Sociedad de Auditores y
                                                   Consultores Ltda.
                                                   RUT: 80.276.200-3
                                                   AV. Providencia 1760
                                                   Pisos 6, 7, 8 y 9
                                                   Providencia, Santiago
                                                   Chile
                                                   Fono: (56-2) 270 3000
                                                   Fax: (56-2) 374 9177
                                                   e-mail:
                                                   deloittechile@deloitte.com
                                                   www.deloitte.cl
INDEPENDENT AUDITORS' REPORT

To the Shareholders of
  Distribucion y Servicio D&S S.A.

     We have audited the consolidated balance sheets of Distribucion y Servicio D&S S.A. and subsidiaries ("the Company") as of December 31, 2003 and 2002 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2003, all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Distribucion y Servicio D&S S.A. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Chile.

     Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2003 and the determination of shareholders' equity as of December 31, 2002 and 2003, to the extent summarized in Note 25 to the consolidated financial statements.

     Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.u. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

-s- Deloitte

Santiago, Chile
January 30, 2004, except for Note 25 as
to which the date is March 4, 2004

                                                          Una firma miembro de
                                                          DELOITTE TOUCHE
                                                          TOHMATSU

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
    (RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF CONSTANT CHILEAN PESOS (THCH$) AS OF DECEMBER 31, 2002 AND DECEMBER 31, 2003)

                                                                              AT DECEMBER 31,
                                                                   -------------------------------------
                                                           NOTES      2002          2003         2003
                                                           -----   -----------   -----------   ---------
                                                                      THCH$         THCH$       TH US$
                                                                                               (NOTE 2U)
ASSETS
CURRENT ASSETS:
  Cash...................................................           19,961,139    31,395,705      52,873
  Marketable securities..................................    4       1,389,916     3,695,636       6,224
  Notes and accounts receivable (net of allowance for
    doubtful accounts of ThCh$ 4,678,224 and
    ThCh$ 7,353,567 at December 31, 2002 and 2003,
    respectively)........................................    5     126,281,052   131,849,382     222,043
  Due from related companies.............................   19       1,467,759     1,448,226       2,439
  Inventories............................................    6      90,149,797    89,511,263     150,743
  Refundable taxes.......................................   14       5,091,523     5,158,317       8,687
  Prepaid expenses.......................................            2,470,870     2,953,190       4,973
  Other current assets...................................    7       3,175,957    54,887,830      92,434
                                                                   -----------   -----------   ---------
    Total current assets.................................          249,988,013   320,899,549     540,416
                                                                   -----------   -----------   ---------
PROPERTY, PLANT AND EQUIPMENT--NET.......................    8     494,474,604   499,645,904     841,438
                                                                   -----------   -----------   ---------
OTHER ASSETS--NET........................................    9      18,351,102    24,180,570      40,722
                                                                   -----------   -----------   ---------
TOTAL ASSETS.............................................          762,813,719   844,726,023   1,422,576
                                                                   ===========   ===========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Banks and financial institutions.......................   12      46,521,186    49,449,788      83,277
  Current portion of long-term liabilities...............   12      44,989,109    27,613,744      46,504
  Commercial paper.......................................   12      24,327,311    57,983,564      97,648
  Dividend payable.......................................            6,969,000     6,900,000      11,620
  Accounts payable.......................................   10     160,100,454   180,299,739     303,637
  Sundry creditors.......................................   12       5,933,680     7,076,117      11,917
  Due to related companies...............................   19       7,710,153     7,802,355      13,140
  Accruals and withholdings..............................   11      17,610,100    14,548,440      24,501
  Other current liabilities..............................              194,704       386,661         648
                                                                   -----------   -----------   ---------
    Total current liabilities............................          314,355,697   352,060,408     592,892
                                                                   -----------   -----------   ---------
LONG-TERM LIABILITIES:
  Banks and financial institutions.......................   12      33,063,941    33,458,024      56,346
  Commercial paper and bonds.............................   12      93,893,794   132,314,401     222,827
  Lease obligations......................................   12      11,892,295     9,292,368      15,649
  Sundry creditors.......................................   12         239,265       217,456         366
  Accruals...............................................   20       2,957,628     3,494,263       5,885
  Other long-term liabilities............................            2,585,621     2,932,525       4,938
                                                                   -----------   -----------   ---------
    Total long-term liabilities..........................          144,632,544   181,709,037     306,011
                                                                   -----------   -----------   ---------
MINORITY INTEREST........................................               85,035       127,691         215
                                                                   -----------   -----------   ---------
SHAREHOLDERS' EQUITY:
  Paid-in capital (Common stock, no par value;
    authorized, issued and outstanding 1,380,000,000
    shares at December 31, 2002 and 2003)................          216,932,458   216,932,458     365,329
  Technical revaluation reserve and other reserves.......            1,313,802     1,313,802       2,213
  Retained earnings......................................           85,494,183    92,582,627     155,916
                                                                   -----------   -----------   ---------
    Total shareholders' equity...........................   13     303,740,443   310,828,887     523,458
                                                                   -----------   -----------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............          762,813,719   844,726,023   1,422,576
                                                                   ===========   ===========   =========

The accompanying notes are an integral part of these consolidated financial statements

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
(RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF CONSTANT
                             CHILEAN PESOS (THCH$)
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003)

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------
                                NOTES       2001           2002            2003           2003
                                -----   ------------   -------------   -------------   ----------
                                                                                         TH US$
                                           THCH$           THCH$           THCH$       (NOTE 2U)
OPERATING RESULT
  Net revenue.................           949,712,768   1,058,719,340   1,162,999,797    1,958,572
  Cost of sales...............          (735,918,297)   (817,077,720)   (901,115,253)  (1,517,540)
                                        ------------   -------------   -------------   ----------
  Gross profit................           213,794,471     241,641,620     261,884,544      441,032
  Selling and administrative
     expenses.................          (157,179,364)   (198,976,821)   (216,642,780)    (364,841)
                                        ------------   -------------   -------------   ----------
     Operating income.........            56,615,107      42,664,799      45,241,764       76,191
                                        ------------   -------------   -------------   ----------
NON-OPERATING RESULTS
  Non-operating income........   18        1,613,272       1,319,631       1,483,660        2,499
  Non-operating expenses......   18      (15,424,951)    (20,751,276)    (18,531,701)     (31,209)
  Foreign exchange gain
     (loss)...................   16        6,233,786       5,004,430      (2,996,808)      (5,047)
  Price-level restatement.....   16         (473,949)        481,050       2,125,190        3,579
                                        ------------   -------------   -------------   ----------
     Non-operating loss.......            (8,051,842)    (13,946,165)    (17,919,659)     (30,178)
                                        ------------   -------------   -------------   ----------
INCOME BEFORE INCOME TAXES....            48,563,265      28,718,634      27,322,105       46,013
INCOME TAXES..................   14       (7,611,569)     (4,703,377)     (6,502,661)     (10,951)
                                        ------------   -------------   -------------   ----------
NET INCOME....................            40,951,696      24,015,257      20,819,444       35,062
                                        ============   =============   =============   ==========

The accompanying notes are an integral part of these consolidated financial statements

               DISTRIBUCION Y SERVICIO D&S S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
(RESTATED FOR GENERAL PRICE-LEVEL CHANGES AND EXPRESSED IN THOUSANDS OF CONSTANT
                             CHILEAN PESOS (THCH$)
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003)

                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                      ----------------------------------------------------
                                                              NOTES      2001          2002           2003         2003
                                                              -----   -----------   -----------   ------------   ---------
                                                                                                                  TH US$
                                                                         THCH$         THCH$         THCH$       (NOTE 2U)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................           40,951,696    24,015,257     20,819,444     35,062
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization expense.....................           31,757,013    34,596,848     37,998,551     63,992
  Write offs and accruals...................................            2,087,309     3,238,804      6,505,571     10,956
  Equity in earnings of equity--method investees
    (gain--net).............................................             (172,972)     (316,663)      (452,784)      (763)
  (Gain) loss on sales of property, plant and equipment,
    net.....................................................              (32,598)      126,885         (9,134)       (15)
  Minority interest.........................................              170,575        62,535         42,657         72
  Price-level restatement...................................   16         473,949      (481,050)    (2,125,190)    (3,579)
  Foreign exchange..........................................   16      (6,233,786)   (5,004,430)     2,996,808      5,047
  Others....................................................           (1,612,536)    2,035,995      2,143,976      3,610
Changes in assets and liabilities:
  Increase in accounts receivable...........................          (10,171,383)  (18,393,938)   (52,264,900)   (88,018)
  (Increase) decrease in inventory..........................          (18,417,357)  (18,537,973)       638,534      1,075
  Decrease (increase) in other assets.......................            1,102,236       887,412     (3,331,981)    (5,611)
  Increase in accounts payable..............................           24,338,304     4,682,575     20,199,285     34,017
  Increase (decrease) in income tax payable.................            3,820,773    (2,065,821)     1,022,952      1,723
  Increase (decrease) in other accounts payable.............              852,177     8,764,409     (3,858,251)    (6,498)
  Increase (decrease) in interest payable...................             (200,373)     (235,022)       762,557      1,284
  Increase (decrease) in accruals and withholdings..........           (1,921,009)   (3,990,442)     2,363,270      3,980
                                                                      -----------   -----------   ------------   --------
Net cash provided by operating activities...................           66,792,018    29,385,381     33,451,365     56,334
                                                                      -----------   -----------   ------------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment..................          (71,910,741)  (68,841,520)   (44,158,872)   (74,367)
Sale of other investments...................................                1,783       --             --           --
Proceeds from sale of property, plant and equipment.........              990,031        72,992        309,771        522
Proceeds from sale of Disco S.A. and others.................              --            --          29,478,996     49,645
Decrease in loans from related companies....................             (998,348)     (406,295)       --           --
Collection of loans to related companies....................              --            --              19,533         33
Payment of capitalized interest.............................           (1,832,524)   (1,052,575)      (400,465)      (674)
Purchase of related company.................................             (606,216)      --             --           --
Standby deposit for letter of credit related to purchase of
  Carrefour and others......................................              --            --         (52,426,650)   (88,290)
Other.......................................................           (1,262,497)      376,925       (988,926)    (1,665)
                                                                      -----------   -----------   ------------   --------
Net cash used in investing activities.......................          (75,618,512)  (69,850,473)   (68,166,613)  (114,796)
                                                                      -----------   -----------   ------------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt................................           32,199,677    78,547,712    135,711,896    228,548
Proceeds from loans from related companies..................            3,637,812     1,938,966        --           --
Paid other loans to related companies.......................              --            --            (281,912)      (475)
Repayment of debt...........................................          (27,884,162)  (70,711,066)  (170,836,063)  (287,700)
Dividends paid..............................................   13      (8,820,413)  (14,342,202)   (13,800,000)   (23,240)
Proceeds from issuance of bonds.............................              --         36,577,949     94,012,094    158,323
Payment of charges for issuance of bonds....................              --            --          (1,058,391)    (1,782)
                                                                      -----------   -----------   ------------   --------
Net cash (used in) provided by financing activities.........             (867,086)   32,011,359     43,747,624     73,674
                                                                      -----------   -----------   ------------   --------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........           (9,693,580)   (8,453,733)     9,032,376     15,212
EFFECT OF CHANGES IN THE PURCHASING POWER OF THE CHILEAN
  PESO ON CASH AND CASH EQUIVALENTS.........................              175,811     1,226,878      3,089,218      5,202
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR..........           39,018,880    29,501,111     21,274,256     35,827
                                                                      -----------   -----------   ------------   --------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR................           29,501,111    22,274,256     33,395,850     56,241
                                                                      ===========   ===========   ============   ========

The accompanying notes are an integral part of these consolidated financial statements

                        DISTRIBUCION Y SERVICIO D&S S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

1.  THE COMPANY

     Distribucion y Servicio D&S S.A. ("D&S") is a corporation organized under the laws of the Republic of Chile. Its common shares are listed on the Chilean Stock Exchange and its American Depositary Receipts are listed on the New York Stock Exchange. D&S is regulated by the Chilean Superintendency of Securities and Insurance ("SVS") with whom they file their annual audited financial statements and the United States Securities and Exchange Commission ("SEC").

     D&S and its subsidiaries (the "Company") are engaged principally in the operation of supermarkets in Chile. At December 31, 2003, the Company operated 68 supermarkets in Chile.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. BASIS OF PRESENTATION--The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile ("Chilean GAAP"). For the convenience of the reader, the consolidated financial statements have been translated into English from Spanish.

     B. REPORTING ENTITY--Until December 1996, the Ibanez Scott family owned 100% of the outstanding shares of the Company. In prior years, the Ibanez Scott family owned, through separate companies, substantially all of the shares of Sociedad Anonima Inmobiliaria Terrenos y Establecimientos Comerciales S.A. (SAITEC S.A.), Almac Internacional S.A. and Constructora e Inmobiliaria El Rodeo S.A. (El Rodeo S.A.). These three companies were operated as an integral part of the Company's operations, as they principally owned land and buildings used by the supermarkets and held related investments.

     In December 1995, D&S acquired the shares in the three companies, that had been separately held by the Ibanez Scott family, by means of an exchange of shares, thus effectively uniting in one Company all of the Ibanez Scott family's supermarket holdings.

     The consolidated financial statements of the Company as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 reflect this restructuring of the legal ownership of the companies controlled by the Ibanez Scott family as a business combination between entities under common control. The change in reporting entity is reported under Chilean GAAP in a manner generally similar to a pooling of interests in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). However, the book value of the net assets of the companies included in the combination is greater than the value attributed by the shareholders' to the increase in the capital of D&S which is equal to the shareholders' tax basis in the shares of SAITEC S.A., Almac Internacional S.A., and El Rodeo S.A. The difference between these amounts is recorded in the financial statements as negative goodwill.

     On June 30, 1997, through purchases from the minority shareholders, D&S acquired 100% of the shares of Almac Internacional S.A. and El Rodeo S.A., as a result of which D&S absorbed the assets and liabilities of these companies and became the legal successor of such companies.

     C. BASIS OF CONSOLIDATION--All significant intercompany transactions and balances have been eliminated in consolidation and the minority interests in subsidiaries have been recognized.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     The consolidated group comprises D&S and all majority-owned subsidiaries. The principal subsidiaries are the following:

                                                                  TOTAL OWNERSHIP
                                                                    PERCENTAGE
                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                              2001     2002     2003
                                                              -----    -----    -----
                                                                %        %        %
Administradora de Concesiones Comerciales de Hipermercados
  S.A. .....................................................  99.50    99.50    99.50
Administradora de Concesiones Comerciales de Supermercados
  S.A. .....................................................  99.17    99.17    99.17
SAITEC S.A. ................................................  99.96    99.96    99.96
Maquinsa S.A. ..............................................  99.99    99.99    99.99

     D. PRICE-LEVEL RESTATEMENT--The financial statements have been price-level restated in order to reflect the effect of changes in the purchasing power of the Chilean currency during each period. All non-monetary assets and liabilities and income statement accounts have been restated to reflect the changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period.

     The purchasing power gains and losses have been included in net income within the account "price-level restatement" and reflect the effects of Chilean inflation on the value of monetary assets and liabilities held by the Company.

     The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics ("CPI") and based on the "prior month rule", in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of price in the country and, consequently, is widely used for financial reporting purposes in Chile.

     The values of the Chilean consumer price index are as follows:

                                                                        CHANGE OVER
                                                                         PREVIOUS
                                                              INDEX     DECEMBER 31
                                                              ------    -----------
Year ended December 31, 2001................................  109.76        2.6%
Year ended December 31, 2002................................  112.86        2.8%
Year ended December 31, 2003................................  114.07       1.07%

     The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

                                                                        CHANGE OVER
                                                                         PREVIOUS
                                                              INDEX     DECEMBER 31
                                                              ------    -----------
November 30, 2001...........................................  110.10       3.1%
November 30, 2002...........................................  113.36       3.0%
November 30, 2003...........................................  114.44       1.0%

     The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

     Assets and liabilities that are denominated in index-linked units of account are stated at the period-end values of their respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento
(UF), which changes daily to reflect the changes in Chile's consumer price index. Many of the Company's financial investments are denominated in UFs. As the Company's indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation.

     Values for the UF are as follows (historical pesos per UF):

                                                                 CH$
                                                              ---------
Year ended December 31, 2001................................  16,262.66
Year ended December 31, 2002................................  16,744.12
Year ended December 31, 2003................................  16,920.00

     Comparative financial statements:

     For comparative purposes, the December 31, 2001, 2002 and 2003 consolidated financial statements, and the amounts disclosed in the related notes to the consolidated financial statements, have been restated in terms of Chilean pesos of December 31, 2003 purchasing power. This updating does not change the prior period's statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

     E. ASSETS AND LIABILITIES DENOMINATED IN INDEX-LINKED UNITS OF ACCOUNT AND IN FOREIGN CURRENCIES--Assets and liabilities denominated in foreign currencies and unidades de fomento (UF--an inflation-indexed, Chilean peso-denominated monetary unit) are presented in Chilean pesos at the following year-end rates (stated in Chilean pesos per foreign currency):

                                                                 AT DECEMBER 31,
                                                              ---------------------
                                                                2002        2003
                                                              ---------   ---------
                                                                 CH$         CH$
U.S. dollar.................................................     718.61      593.80
UF..........................................................  16,744.12   16,920.00

     F. STATEMENTS OF CASH FLOWS--The statements of cash flows have been prepared using the indirect method. Cash and cash equivalents include cash and investments in fixed income mutual funds with original maturities of less than 90 days at the date of purchase.

     G. MARKETABLE SECURITIES--Marketable securities correspond to investments in shares, mutual funds and funds delivered for administration, which are stated as follows:

      -- SHARES are stated at the lower of price-level restated purchase cost or year-end market value.

      -- MUTUAL FUNDS are stated at the year-end value of the units, which is considered market value.

     H. INVENTORIES--Inventories are stated at the lower of price-level restated cost, on a weighted-average-cost basis, which is not in excess of the net realizable value.

     I. ALLOWANCE FOR DOUBTFUL ACCOUNTS--In order to cover the risk of uncollectibility, the Company provided for an allowance by calculating a general provision for doubtful accounts based on historical write-off or loss experience (updated for current trends or facts and circumstances) in its separate aging categories of accounts receivable, notes receivable, and sundry debtors.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     J. PROPERTY, PLANT AND EQUIPMENT, AND DEPRECIATION--Property, plant and equipment is stated at price-level restated purchase cost. The revaluation of property, plant and equipment resulting from an independent technical appraisal is recorded, with a corresponding increase in shareholders' equity. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

     The cost of financing the works under construction is included as part of the cost of the fixed assets under construction. This capitalization is determined considering the average rate of the actual financing cost.

     Assets acquired under finance leases are accounted for in the same manner as the purchase of property, plant and equipment, recording the total liability and the interest on the accrual basis. The Company records the sale and leaseback of assets as a lessee under financial-type lease maintaining the same value of the assets as prior to the transaction.

     These assets are not legally owned by the Company until it exercises its purchase option.

     K. INVESTMENTS IN AFFILIATED COMPANIES--Investments in affiliated companies are recorded using the equity method of accounting, if the Company can exercise significant influence over the affiliate. Under Chilean GAAP, such significant influence is presumed when the investment represents more than 10% of the investee's outstanding shares. Accordingly, investments are recorded using the equity method when they represent more than 10% but less than 50% of the voting stock of the investee.

     L. GOODWILL AND NEGATIVE GOODWILL--The excess of carrying value over cost of investments and the excess of cost over carrying value are amortized over the estimated term of return on the investments which is 10 and 20 years, respectively.

     M. BONDS PAYABLE--Bonds payable are reported as liabilities at the par value of the bonds issued. The difference between the proceeds and the par value at the time of placement is deferred, and then amortized on a straight-line basis our the period in which the bonds' nominal interest is accrued an a straight-line basis. The straight-line method of amortization approximates the effective interest rate method.

     N. INCOME TAXES--The Company has recognized income tax obligations according to legal stipulations in force at year-end.

     O. DEFERRED TAXES--The Company records income taxes in accordance with Technical Bulletin N(LOGO)60 of the Chilean Association of Accountants, and with Circular N(LOGO)1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial statement and tax values of assets and liabilities using the tax rates estimated to be in effect at the time of reversal.

     P. VACATION EXPENSE--The annual cost of employee vacations and benefits is recorded on the accrual basis.

     Q. RESEARCH AND DEVELOPMENT EXPENSES--Research and development expenses are charged to the income statement during the year incurred.

     R. SEVERANCE INDEMNITIES--The liabilities for voluntary severance indemnities paid to employees are accrued at the discounted present value of the vested benefits using a 7% discount rate and considering future service until retirement (age 60 for women; age 65 for men), adjusted for estimated employee turnover.

     S. REVENUE RECOGNITION--Revenue from product sales is recognized when the merchandise is delivered to the customer. At such point, all requirements for completing the earnings process have been complied with under Chilean GAAP.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     Revenue obtained from suppliers for reaching volume targets in purchases is recorded on an accrual basis and included in operating revenue on the statements of income. Such volume rebates are recognized on a pro rata basis as purchases are made.

     T. USE OF ESTIMATES--The preparation of consolidated financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     U. TRANSLATION TO U.S. DOLLARS--The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the readers, at the December 31, 2003 Observed Exchange Rate of Ch$593.80 per U.S.$1.00 reported by the Chilean Central Bank. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, could have been or could in the future be converted into U.S. dollars at that or any other rate.

     V. FORWARD CONTRACTS--The Company has entered into foreign currency forward contracts with financial institutions. Rights and obligations of these contracts are valued at fair value through the income statement at year end in accordance with Technical Bulletin N(LOGO)57 issued by the Chilean Institute of Accounts.

     W. LONG-LIVED ASSETS--The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, derived from the present value of expected cash flows.

     Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

3.  CHANGES IN ACCOUNTING PRINCIPLES

     During 2003, there were no changes in accounting policies from the prior year that would have a significant impact on these consolidated financial statements.

4.  MARKETABLE SECURITIES

     The detail of marketable securities is as follows:

                                                                 AT DECEMBER 31,
                                                              ---------------------
                                                                2002        2003
                                                              ---------   ---------
                                                                THCH$       THCH$
Shares......................................................     76,799     213,639
Mutual funds (fixed income securities)......................  1,313,117   2,000,145
Mutual funds(1).............................................     --       1,481,852
                                                              ---------   ---------
Total.......................................................  1,389,916   3,695,636
                                                              =========   =========

------------

(1) This amount represents an investment in a combined portfolio of fixed and variable rate instruments.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

5.  NOTES AND ACCOUNTS RECEIVABLE

     The detail of notes and accounts receivable is as follows:

                                                                 AT DECEMBER 31,
                                                            --------------------------
                                                               2002           2003
                                                            -----------    -----------
                                                               THCH$          THCH$
Trade accounts receivable(b)..............................   58,435,927    101,287,943
Notes receivable..........................................    1,525,336      2,084,418
Sundry debtors(a).........................................   70,998,013     35,830,588
Allowance for uncollectible receivables...................   (4,678,224)    (7,353,567)
                                                            -----------    -----------
Total.....................................................  126,281,052    131,849,382
                                                            ===========    ===========

     (a) This principally corresponds, at December 31, 2003, to the unpaid portion of the receivable from Disco S.A. (U.S.$90,000,000 agreed-upon price), owned by the Company. The receivable relates to the 1999 sale of the shares of Supermercados Ekono S.A. (Argentina). Its maturity date was May 12, 2003. Disco S.A. paid the above-mentioned amount on the basis of the Argentine law which stipulates that "the obligations expressed and payable in dollars should be converted to Argentine pesos." Such "pesoified" payment amount left an outstanding receivable of ThCh$ 28,338,921 as of December 31, 2003.

     At December 31, 2002, the amount of the aforementioned account receivable amounted to ThCh$ 65,321,649, equivalent to U.S.$ 90,000,000, the original amount of the accounts receivable.

     Management believes that the Company has contractual and legal recourse to recover the remaining balance, in the form originally agreed to and, as a result, no provision is necessary for the receivable due from Disco S.A., which is guaranteed by Disco Ahold International Holding N.V.(Note 22d.).

     (b) In 2003, this amount includes ThCh$ 76,293,458 (ThCh$ 39,246,573 in
2002) of trade accounts receivable of Servicios y Administracion de Creditos Comerciales Presto Ltda. the finance subsidiary of the Company.

6.  INVENTORIES

     The detail of inventories is as follows:

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                                 2002         2003
                                                              ----------   ----------
                                                                THCH$        THCH$
Merchandise for sale........................................  86,005,796   85,174,597
Imports in transit..........................................   4,734,602    3,754,190
Supplies....................................................     564,155      582,476
                                                              ----------   ----------
Subtotal....................................................  91,304,553   89,511,263
Allowance to reduce inventory to net realizable value(1)....  (1,154,756)          --
                                                              ----------   ----------
Total.......................................................  90,149,797   89,511,263
                                                              ==========   ==========

------------

(1) At December 31, 2003, the Company had no allowance for inventory obsolescence as there was no inventory whose net realizable value was lower than cost.

     At December 31, 2002, an allowance was recorded for inventory whose aging was more than one year and for discontinued and out-of-season products.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

7.  OTHER CURRENT ASSETS

     The detail of other current assets is as follows:

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                2002         2003
                                                              ---------   ----------
                                                                THCH$       THCH$
Deferred taxes (Note 14.b)..................................  2,019,050    1,406,557
Other(1)....................................................  1,156,907   53,481,273
                                                              ---------   ----------
Totals......................................................  3,175,957   54,887,830
                                                              =========   ==========

------------

(1) In 2003, this amount includes a ThCh$ 51,000,000 short-term deposit endorsed to Citibank N.A., in order to guarantee the payment of the "Agreement for Standby Letter of Credit", for an amount of E 100,000,000, corresponding to the payment that the Company was required to make to Carrefour Nederland B.V. for the purchase of the shares of Carrefour Chile S.A.

8.  PROPERTY, PLANT AND EQUIPMENT--NET

     The detail of property, plant and equipment is as follows:

                                                                 AT DECEMBER 31,
                                                           ---------------------------
                                                               2002           2003
                                                           ------------   ------------
                                                              THCH$          THCH$
Land.....................................................   130,125,368    136,547,232
Buildings and infrastructure:
  Buildings..............................................   336,198,878    352,460,383
  Construction in progress...............................     6,749,859     12,348,915
Machinery and equipment..................................   128,418,282    139,785,868
Other:
  Leased assets(1).......................................    35,571,131     39,167,877
  Fixtures...............................................    29,159,131     24,643,435
                                                           ------------   ------------
Subtotal.................................................   666,222,649    704,953,710
                                                           ------------   ------------
Technical revaluation(2):
  Land...................................................     3,521,123      3,521,121
  Buildings..............................................       544,882        544,883
                                                           ------------   ------------
Subtotal.................................................     4,066,005      4,066,004
                                                           ------------   ------------
Total gross property, plant and equipment................   670,288,654    709,019,714
Accumulated depreciation.................................  (175,814,050)  (209,373,810)
                                                           ------------   ------------
Total net property, plant and equipment..................   494,474,604    499,645,904
                                                           ============   ============

------------

(1) Corresponds to land, buildings and equipment leased under finance type leases for store premises. The Company is a lessee in these transactions.
(2) The technical revaluation was determined based on a study by independent consultants, in accordance with Circular N degrees1529 of the SVS.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     The depreciation is determined using the straight-line method. Depreciation amounted to ThCh$ 31,320,912 in 2001, ThCh$ 34,155,288 in 2002 and
ThCh$ 37,556,991 in 2003 and includes ThCh$ 28,957 in each year for the depreciation of the technical revaluation. These amounts include the amortization expense associated with leased assets.

USEFUL LIVES ASSIGNED TO PROPERTY, PLANT AND EQUIPMENT:

     The detail of the useful life assigned to property, plant and equipment is as follows:

 --   Buildings and infrastructure                             20 to 60 years
 --   Machinery and equipment                                    4 to 7 years
 --   Leased assets                                              5 to 7 years
 --   Fixtures                                                       10 years
 --   Other fixed assets                                              4 years

9.  OTHER ASSETS--NET

     Other assets are summarized as follows:

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                                 2002         2003
                                                              ----------   ----------
                                                                THCH$        THCH$
Goodwill (net) (Note 9a)....................................   9,756,195    9,366,986
Other long-term assets (Note 9b)............................   8,594,907   14,813,584
                                                              ----------   ----------
Total.......................................................  18,351,102   24,180,570
                                                              ==========   ==========

     a.  GOODWILL AND NEGATIVE GOODWILL

     Goodwill and (negative goodwill) net of accumulated amortization are detailed as follows:

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                                 2002         2003
                                                              ----------    ---------
                                                                THCH$         THCH$
SAITEC S.A. ................................................    (414,612)    (276,408)
El Rodeo S.A. ..............................................    (623,289)    (415,526)
Inversiones Solpacific Ltda. ...............................     (59,571)          --
Maquinsa S.A. ..............................................  10,390,156    9,639,060
Other.......................................................     463,511      419,860
                                                              ----------    ---------
Total.......................................................   9,756,195    9,366,986
                                                              ==========    =========

     The accumulated amortization for goodwill and negative goodwill was ThCh$ 5,820,552 and ThCh$ 6,615,299 at December 31, 2002 and December 31, 2003.

INCORPORATION OF SAITEC S.A., EL RODEO S.A. AND ALMAC INTERNACIONAL S.A.

     On December 28, 1995, the Company received 99.96%, 99.99% and 99.99% interests in SAITEC S.A., El Rodeo S.A., and Almac Internacional S.A., respectively, as payment for the capital increase approved at the Extraordinary Shareholders' Meeting held on that date. These investments were contributed by the shareholders Empresas Almac S.A. and Estudios y Proyectos Comerciales e Inmobiliarios S.A.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     The acquisitions were accounted for as described in Note 2b. The excess of the carrying value of the underlying net assets over the stated increase in the Company's capital (negative goodwill) was recognized and is being amortized over ten years.

ACQUISITION OF MAQUINSA S.A. (FORMERLY FULLMARKET S.A.)

     On October 31, 1996, the Company acquired from unrelated third parties a 100% interest in Maquinsa S.A. for ThCh$ 12,666,554, that was paid during 1997. During 1999 the Company increased the goodwill balance by ThCh$ 1,043,256 paid as the result of an arbitration proceeding that settled a dispute with Fullmarket's former owners. The acquisition was accounted for as a purchase. Excess of cost over assets acquired and liabilities assumed was designated as goodwill, which is being amortized over twenty years.

     b.  OTHER LONG-TERM ASSETS

     Other long-term assets are detailed as follows:

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                2002         2003
                                                              ---------   ----------
                                                                THCH$       THCH$
Electric utility refundable advances........................    268,953      189,740
Deferred discount on bond issuance..........................  2,175,910    2,965,682
Deferred expenses of bond placement and issuance costs......  1,333,560    1,854,373
Investment in related companies.............................  1,624,679    1,538,699
Long term receivables.......................................  2,935,031    7,108,467
Other.......................................................    256,774    1,156,623
                                                              ---------   ----------
Total.......................................................  8,594,907   14,813,584
                                                              =========   ==========

10.  ACCOUNTS PAYABLE

     Accounts payable are summarized as follows:

                                                                  AT DECEMBER 31,
                                                             -------------------------
                                                                2002          2003
                                                             -----------   -----------
                                                                THCH$         THCH$
Domestic suppliers.........................................  159,336,449   179,531,104
Foreign suppliers..........................................      764,005       768,635
                                                             -----------   -----------
Total......................................................  160,100,454   180,299,739
                                                             ===========   ===========

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

11.  ACCRUALS AND WITHHOLDINGS

     Accruals and withholdings are summarized as follows:

                                                                  AT DECEMBER 31,
                                                              ------------------------
                                                                 2002          2003
                                                              ----------    ----------
                                                                THCH$         THCH$
Accruals:
  Vacations.................................................   2,687,336     2,784,473
  Restructuring expenses(1).................................   4,997,480            --
  Bonuses payable...........................................   1,918,075     1,979,928
  Other.....................................................   5,578,816     4,925,583
                                                              ----------    ----------
Subtotal....................................................  15,181,707     9,689,984
Withholdings:
  VAT.......................................................          --     1,789,839
  Other.....................................................   2,428,393     3,068,617
                                                              ----------    ----------
Total.......................................................  17,610,100    14,548,440
                                                              ==========    ==========

------------

(1) In December 2002, the Company announced significant changes to its senior management team, including the appointment of a new chief executive officer, as well as the departure of four senior executives and another 70 employees. As part of this restructuring, the Company incurred an aggregate of ThCh$4,997,480 in payments to former management and other employees.

12.  BANK DEBT, SUNDRY CREDITORS AND OTHER LIABILITIES

     a.  SHORT-TERM BANK DEBT

     Short-term bank debt is summarized as follows:

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                                 2002         2003
                                                              ----------   ----------
                                                                THCH$        THCH$
Payable in:
  United States dollars.....................................  19,113,322   17,387,483
  Chilean pesos (not indexed)...............................  26,963,099   31,530,487
  Inflation-linked units (UFs)..............................     444,765      531,818
                                                              ----------   ----------
Total.......................................................  46,521,186   49,449,788
                                                              ==========   ==========
Weighted average interest rates are as follows:
Loans in U.S. Dollars.......................................        5.60%        3.66%
Loans in Chilean pesos (not indexed)........................        5.75%        4.16%
Loans in inflation-linked units (UFs).......................        9.60%        4.80%

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

                                          BALANCE                   BALANCE
                                        DECEMBER 31,              DECEMBER 31,      STATED
BANK/FINANCIAL INSTITUTION                  2002       CURRENCY       2003       INTEREST RATE
--------------------------              ------------   --------   ------------   -------------
Santander--Santiago...................    2,666,013      US$        2,468,369    LIBOR + 0.5
                                            444,765      UF           531,818       4.80%
                                                 --      Ch$        4,004,669       4.16%
Bice..................................    1,981,946      US$        2,502,244    LIBOR + 0.5
Chile.................................    7,212,986      US$       10,498,148    LIBOR + 0.5
                                          1,202,865      Ch$        5,000,000       4.16%
Scotiabank............................    1,799,843      US$        1,186,464    LIBOR + 0.5
                                            166,472      Ch$        3,202,180       4.16%
Citibank..............................           96      Ch$              170       4.16%
                                          1,552,070      US$               --         --
Bhif..................................    8,002,322      Ch$        4,514,231       4.16%
Estado................................      101,108      US$          246,547    LIBOR + 0.5
                                         17,591,344      Ch$               --         --
BCI...................................       95,531      US$          116,838       7.16%
                                                 --      Ch$        7,991,400    LIBOR + 0.5
Corpbanca.............................    3,703,825      US$               --         --
BankBoston............................           --      US$          368,873    LIBOR + 0.5
                                                 --      Ch$        3,017,623       4.16%
Security..............................           --      Ch$        3,800,214       4.16%
                                         ----------                ----------
                                         46,521,186                49,449,788
                                         ==========                ==========

     b.  LONG-TERM BANK DEBT

     Long-term bank debt is summarized as follows:

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                                 2002         2003
                                                              ----------   ----------
                                                                THCH$        THCH$
Payable in:
  Inflation-linked units (UFs)..............................  70,508,620   53,845,798
Less: Current portion.......................................  37,444,679   20,387,774
                                                              ----------   ----------
Long-term portion...........................................  33,063,941   33,458,024
                                                              ==========   ==========

                         BALANCE                   BALANCE
BANK/FINANCIAL         DECEMBER 31,              DECEMBER 31,      STATED        MATURITY
INSTITUTION                2002       CURRENCY       2003       INTEREST RATE      DATE
--------------         ------------   --------   ------------   -------------   ----------
Santander--Santiago..   33,063,941    UF          13,154,024    TAB+1.25%       04-06-2005
Estado...............      --         UF          20,304,000      2.25%         02-09-2007
                        ----------                ----------
                        33,063,941                33,458,024
                        ==========                ==========

     TAB is a referenced rate in the Chilean Market, and corresponds to the average rate for fund investments of 90,180 and 360 days.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     Long-term bank debt is payable as follows:

                                                                  THCH$
                                                                ----------
2005........................................................    13,154,024
2006........................................................        --
2007........................................................    20,304,000
                                                                ----------
Total.......................................................    33,458,024
                                                                ==========

     The material covenants of our long-term debt agreements at December 31, 2003 are described in the table below:

PRINCIPAL LOAN COVENANTS

  BANCO SANTANDER SANTIAGO

     1. Minimum coverage of interest expenses of 3.75 (operating income plus depreciation divided by interest expense) for June and December

     2.  Not to sell or use as collateral the Ekono, Almac and Lider brands.

     3. No leverage more than 1.2 times (interest--bearing liabilities divided by the total of equity plus accumulated amortization of goodwill and negative goodwill).

     4.  Not to grant new guarantees.

c.  CAPITAL LEASE AND LEASEBACK OBLIGATIONS

     Capital lease and leaseback obligations are summarized as follows:

                                                                 AT DECEMBER 31,
                                                              ----------------------
                                                                 2002        2003
                                                              ----------   ---------
                                                                THCH$        THCH$
Lease obligations...........................................   7,676,697   7,949,752
Less: Current portion.......................................   2,552,946   3,310,604
                                                              ----------   ---------
Long-term portion...........................................   5,123,751   4,639,148
                                                              ----------   ---------
Leaseback obligations.......................................   8,707,736   6,762,311
Less: Current portion.......................................   1,939,193   2,109,092
                                                              ----------   ---------
Long-term portion...........................................   6,768,543   4,653,219
                                                              ----------   ---------
Total long-term lease and leaseback obligations.............  11,892,294   9,292,368
                                                              ==========   =========

     Lease and leaseback obligations are denominated in U.F.'s and accrue interest at rates that range from 7.00% to 13.56%.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

LEASEBACK AGREEMENTS

                                                                                                                           INCOME
                                                                                                                           (LOSS)
                                             SELLING     NOMINAL     NUMBER OF     INTEREST                                 FROM
CREDITOR                     ASSET         PRICE IN UF   VALUE UF   INSTALLMENTS    RATE %        TERM OF CONTRACT      TRANSACTIONS
--------               ------------------  -----------   --------   ------------   --------   ------------------------  ------------
                                                                                                                           THCH$
Bansa Santander        Land and buildings    380,518      570,504       121          8.57     18.12.1996 to 20.01.2007      --
  S.A................  Alameda
Bansa Santander        Land and buildings    519,499      763,499       121          8.28     30.08.1996 to 02.10.2006    (309,441)
  S.A................  Maipu
Bansa Santander        Land                  109,893      111,711       121          8.20     14.03.1997 to 14.03.2007     (50,602)
  S.A................  San Bernardo
Bansa Santander        Land                   21,026      30,904        123          8.65     04.12.1997 to 14.03.2007      --
  S.A................  San Bernardo

     The losses derived when comparing the book value with the selling price are amortized over the term of the respective contracts and are included in fixed assets, as part of leased assets.

     Future minimum lease payments on the long-term portion of capital lease and leaseback obligations at December 31, 2003 are as follows:

                                                                THCH$
                                                              ---------
2005........................................................  5,188,016
2006........................................................  3,514,961
2007........................................................    589,391
                                                              ---------
Total.......................................................  9,292,368
                                                              =========

     d.  SHORT-TERM SUNDRY CREDITORS

     Short-term sundry creditors are summarized as follows:

                                                                 AT DECEMBER 31,
                                                              ---------------------
                                                                2002        2003
                                                              ---------   ---------
                                                                THCH$       THCH$
Provision for merchandise rebate obligation(1)..............  1,443,219   2,147,671
Other (in Chilean pesos)....................................  4,490,462   4,928,446
                                                              ---------   ---------
Total.......................................................  5,933,681   7,076,117
                                                              =========   =========

------------

(1) Represents an obligation for rebates on merchandise provisioned 100%.

     e.  COMMERCIAL PAPER AND BONDS

                                                                  AT DECEMBER 31,
                                                              -----------------------
                         SHORT TERM                              2002         2003
------------------------------------------------------------  ----------   ----------
                                                                THCH$        THCH$
Payable in:
Chilean pesos...............................................  24,327,311   57,983,564
                                                              ==========   ==========

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     The commercial paper all matures at various dates throughout 2004 and the detail of the issuances is as follows:

                                                                 STATED
                           SERIES                             INTEREST RATE
------------------------------------------------------------  -------------
003-3.......................................................     5.04%
003-4.......................................................     4.80%
003-5.......................................................     4.32%
011-1.......................................................     4.32%
011-2.......................................................     4.32%

     Long-term bonds and commercial paper is summarized as follows:

                                                                  AT DECEMBER 31,
                                                              ------------------------
                                                                 2002         2003
                                                              ----------   -----------
                                                                THCH$         THCH$
Payable in:
  Inflation-linked units (UFs)..............................  83,323,152   134,098,747
  Chilean pesos.............................................  12,166,447
Less: current portion.......................................   1,595,805     1,784,346
                                                              ----------   -----------
Total.......................................................  93,893,794   132,314,401
                                                              ==========   ===========

     D&S and its subsidiary SAITEC S.A. have issued bonds to the Chilean public in UFs. The issues are summarized as follows:

BONDS:

     D&S has issued four series of bonds issued in 2000 and 2003. The detail is as follows:

  BOND     DATE OF                   AMOUNT                         MATURITY       NOMINAL           AMORTIZATION
 ISSUED    ISSUANCE    INDEXATION    ISSUED          SERIES           DATE      INTEREST RATE           TERMS
--------  ----------   ----------   ---------   -----------------   --------   ---------------   --------------------
SERIES A  15.11.2001      U.F.      3,500,000   A1 U.F.  300,000      2006     7.0% compounded   1 installment due on
                                                A2 U.F. 3,200,000     2014     semiannually      April 1, 2006
SERIES B  15.11.2001      U.F.      1,200,000   B1 U.F.  200,000      2022     6.5% compounded   32 semiannual equal
                                                B2 U.F. 1,000,000     2022     semiannually      installments as from
                                                                                                 April 1, 2007
SERIES C  01.12.2003      U.F.      2,000,000   C1 U.F. 2,000,000     2009     4.5% compounded   10 semiannual
                                                                               semiannually      installments as from
                                                                                                 December, 2009
SERIES D  01.12.2003      U.F.      1,000,000   D1 U.F. 1,000,000     2025     5.5% compounded   38 semiannual
                                                                               semiannually      installments as from
                                                                                                 December, 2009

  BOND              INTEREST
 ISSUED              PAYMENT
--------  -----------------------------
SERIES A  Semiannually, due on April 1,
          and October 1, each year,
          as from April 1, 2001
SERIES B  Semiannually, due on April 1,
          and October 1, each year,
          as from April 1, 2001
SERIES C  Semiannually, due on April 1,
          December 1, each year
          as from June 1
SERIES D  Semiannually, due on April 1,
          December 1, each year
          as from June 1

     SAITEC S.A. has issued to UF350,000 of 22 year debentures issued in 1992. Principal is paid down semiannually from October 1, 1995, after a three-year grace period. Interest is payable semiannually at 6.5%. These debentures are not secured.

     Interest accrued on these debentures at December 31, 2003 and 2002 was ThCh$ 1,570,620 and ThCh$ 1,434,565 respectively and is included under current liabilities. The difference between par value and the proceeds is being deferred and amortized by the straight line method which approximates the effective interest method. The discount at December 31, 2003, was ThCh$ 3,358,248
(ThCh$ 2,508,545 in 2002) and is included under current assets for ThCh$ 392,566 (ThCh$ 332,635 in 2002) and other assets for ThCh$ 2,965,682 (ThCh$ 2,175,910 in
2002).

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

COMMERCIAL PAPER:

     On November 15, 2002, the Company registered an issue of bearer promissory notes amounting to UF 2,150,000, with the SVS, under number 003.

     On October 14, 2003, the Company also registered with the SVS, under the number 011, an issuance of bearer promissory notes for UF 1,250,000.

     The principal characteristics of which are:

          a) Accrued interest on the promissory notes at year end is shown with the current portion of long-term liabilities together with the current portion of the liability.

          b) Long-term principal is shown under commercial paper and bonds on the consolidated balance sheets.

          c)  The promissory notes are not secured.

          d) At December 31, 2003, the premium from the placement of the promissory notes amounted to ThCh$ 307,840 (ThCh$ 169,488 in 2002). At December 31, 2003, this amount is shown in other short--term liabilities (in 2002, ThCh$ 77,981 is shown in other short-term liabilities and ThCh$ 91,507, in other long-term liabilities).

          e) The expenses incurred in the issue and placement of these promissory notes were capitalized and are being amortized over the issue term of the securities. At December 31, 2002, ThCh$ 36,994 have been amortized and included in the financial expenses for 2002. Of the balance of ThCh$ 711,002, ThCh$ 669,808 is included in other current assets and in ThCh$ 41,194 in other long-term assets.

BONDS AND COMMERCIAL PAPER COVENANTS

  BONDS SERIES A, B, C, D

     1. Maintain an indebtedness relationship lower than 1.2 times, defined as the ratio between current liabilities that accrue interest and equity.

     2. Minimum coverage of interest expense of 3.5 times (the total of operating results plus depreciation plus amortization of intangibles divided by interest expenses).

     3. Keeping assets free from liens in a total amount equal to at least 1.3 times the outstanding balance of the total bonds issued for the Issuer, which are in force, calculated and measured each quarter over the consolidated balance sheet.

     4. Keeping consolidated total equity of an amount equal at least to UF13,000,000, calculated and measured each quarter.

  COMMERCIAL PAPER

     1. Minimum Coverage of financial expenses of 3.5 ( the total of operating income plus depreciation divided by interest expenses) for March, June, September and December.

     2. Leverage less than 1.2 (current liabilities divided by equity) for March, June, September and December.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     F. LONG-TERM SUNDRY CREDITORS

     The details of long--term portion of sundry creditors is as follows.

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2002       2003
                                                              ---------   -------
                                                                THCH$      THCH$
Due to Compania de Petroleos de Chile S.A. and accruing
  interest at 8.59% a year..................................    261,193   239,384
Due to Inmobiliaria Los Condores S.A. and others and
  accruing interest at 6.58% a year.........................  1,434,558        --
                                                              ---------   -------
Less: Current portion.......................................  1,456,486    21,928
                                                              ---------   -------
Total.......................................................    239,265   217,456
                                                              =========   =======

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

13.  SHAREHOLDERS' EQUITY

     The changes in shareholders' equity accounts are as follows:

                                                                                         RETAINED EARNINGS
                                        ADDITIONAL    TECHNICAL               ----------------------------------------
                            PAID-IN      PAID-IN     REVALUATION    OTHER      RETAINED      NET INCOME      INTERIM
                            CAPITAL      CAPITAL       RESERVE     RESERVES    EARNINGS     FOR THE YEAR    DIVIDENDS       TOTAL
                          -----------   ----------   -----------   --------   -----------   ------------   -----------   -----------
                             THCH$        THCH$         THCH$       THCH$        THCH$         THCH$          THCH$         THCH$
Balances, January 1,
  2001..................  201,222,599   1,037,107     1,193,466     31,467     24,141,173    28,710,369     (5,619,360)  250,716,821
Transfers...............           --          --            --         --     23,091,009   (28,710,369)     5,619,360            --
Dividends paid..........           --          --            --         --     (8,280,000)           --             --   (8,280,000)
Capitalization of
  reserves..............    1,038,144   (1,038,144)          --         --             --            --             --            --
Monetary correction.....    6,268,006       1,037        36,997        977      1,265,478            --             --     7,572,495
Net income for the
  year..................           --          --            --         --             --    39,365,276     (6,900,000)   32,465,276
                          -----------   ----------    ---------     ------    -----------   -----------    -----------   -----------
Balances, December 31,
  2001..................  208,528,749          --     1,230,463     32,444     40,217,660    39,365,276     (6,900,000)  282,474,592
Price-level
  restatement...........    8,403,709          --        49,588      1,307      1,620,772     1,586,420       (278,070)   11,383,726
                          -----------   ----------    ---------     ------    -----------   -----------    -----------   -----------
Balances as of December
  31, 2001 price-level
  restated at December
  31, 2002..............  216,932,458          --     1,280,051     33,751     41,838,432    40,951,696     (7,178,070)  293,858,318
                          ===========   ==========    =========     ======    ===========   ===========    ===========   ===========
Balances, January 1,
  2002..................  208,528,749          --     1,230,463     32,444     40,217,660    39,365,276     (6,900,000)  282,474,592
Transfers...............           --          --            --         --     39,365,276   (39,365,276)            --            --
Dividends paid..........           --          --            --         --    (13,800,000)           --      6,900,000   (6,900,000)
Monetary correction.....    6,255,863          --        36,914        973      1,987,288            --             --     8,281,038
Net income for the
  year..................           --          --            --         --             --    23,777,482     (6,900,000)   16,877,482
                          -----------   ----------    ---------     ------    -----------   -----------    -----------   -----------
Balances, December 31,
  2002..................  214,784,612          --     1,267,377     33,417     67,770,224    23,777,482     (6,900,000)  300,733,112
Price-level
  restatement...........    2,147,846          --        12,674        334        677,702       237,775        (69,000)    3,007,331
                          -----------   ----------    ---------     ------    -----------   -----------    -----------   -----------
Balances as of December
  31, 2002 price-level
  restated at December
  31, 2003..............  216,932,458          --     1,280,051     33,751     68,447,926    24,015,257     (6,969,000)  303,740,443
                          ===========   ==========    =========     ======    ===========   ===========    ===========   ===========
Balances, January 1,
  2003..................  214,784,612          --     1,267,377     33,417     67,770,224    23,777,482     (6,900,000)  300,733,112
Transfers...............           --          --            --         --     23,777,482   (23,777,482)            --            --
Dividends paid..........           --          --            --         --    (13,800,000)           --      6,900,000   (6,900,000)
Monetary correction.....    2,147,846                    12,674        334        894,777            --         20,700     3,076,331
Net income for the
  year..................           --          --            --         --             --    20,819,444     (6,900,000)   13,919,444
                          -----------   ----------    ---------     ------    -----------   -----------    -----------   -----------
Balances, December 31,
  2003..................  216,932,458          --     1,280,051     33,751     78,642,483    20,819,444     (6,879,300)  310,828,887
                          ===========   ==========    =========     ======    ===========   ===========    ===========   ===========

     A.  PAID-IN CAPITAL

     In accordance with article 10 of Law N(o) 18,046, the amount corresponding to monetary correction of capital has been included in paid-in capital. At December 31, 2003 and 2002, D&S's paid-in capital consists of 1,380,000,000 no-par-value common shares.

     B.  CAPITAL INCREASES

     The Extraordinary Shareholders' Meeting held on April 28, 1998 resolved to increase D&S's capital to ThCh$ 180,360,266 (historical) consisting of 1,380,000,000 no-par-value common shares. This capital

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

increase was paid through an additional share issuance of ThCh$ 98,208,861 (historical), monetarily corrected as of March 31, 1998. At December 31, 1999 there was a balance of ThCh $117,360 (historical), equivalent to 1,740,210 shares, yet to be subscribed and paid in. In 2000 those shares were subscribed and ThCh$ 1,131,589 (historical) was paid in for them.

     The Tenth Extraordinary Meeting of Shareholders held on April 24, 2001 resolved an increase in the capital of the Company from ThCh$ 201,222,599 to ThCh$ 202,260,743, capitalizing share premiums amounting to ThCh$ 1,037,107 (historical) monetarily corrected at March 31, 2001.

     The Eleventh Extraordinary Meeting of Shareholders held on May 23, 2002 resolved an increase in the capital of the Company by ThCh$ 163,622,500. The Company agreed to issue 250 million shares, no par value, to the public within three years. The Board of Directors meeting held on December 23, 2003, resolved to issue the entirety of these shares during the first six months of 2004.

     c.  INCOME DISTRIBUTION POLICY

     In compliance with current Chilean law, the Company must distribute at least 30% of its net income as a cash dividend, unless the General Shareholders' Meeting decides otherwise by a unanimous vote of the issued shares.

     d.  RESERVE FOR TECHNICAL REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

     This reserve corresponds to D&S's share in technical revaluations made by subsidiaries in prior years.

     e.  OTHER RESERVES

     These reserves correspond to the technical revaluation of property, plant and equipment.

14.  INCOME TAXES

     a.  The detail of accrued income taxes is as follows:

                                                                  AT DECEMBER 31,
                                                              ------------------------
                                                                 2002          2003
                                                              -----------   ----------
                                                                 THCH$        THCH$
First category income taxes.................................   (5,890,823)  (5,945,046)
Less:
  Estimated monthly payments................................    6,081,521    7,790,727
  Personnel training credit and Real estate tax credit......    2,279,917    2,795,096
  Benefit from tax loss carryback...........................           --      508,621
  Arica Law tax credit......................................        8,913        8,919
                                                              -----------   ----------
Net income taxes receivable.................................  (1)2,479,528   5,158,317
                                                              ===========   ==========

------------

(1) At December 31, 2002, recoverable income tax includes other recoverable taxes such as VAT. No such other recoverable tax balances existed at December 31, 2003.

     At December 31, 2003, the Company had no retained taxable income and its subsidiaries have retained taxable income of approximately ThCh$ 119,806,877 (ThCh$ 109,280,980 in 2002). The latter are entitled to a credit for first category tax when dividends are distributed to the shareholders. Certain subsidiaries have tax losses for tax purposes totaling ThCh$ 21,025,647 as of December 31, 2003 (ThCh$ 9,078,813 in 2002).

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     B. DEFERRED TAXES--The detail of accumulated consolidated balances of deferred taxes is as follows:

                                      BALANCE, DECEMBER 31, 2002
                         ----------------------------------------------------
                              DEFERRED ASSETS          DEFERRED LIABILITIES
                         -------------------------   ------------------------
TEMPORARY DIFFERENCE     SHORT-TERM     LONG-TERM    SHORT-TERM    LONG-TERM
--------------------     -----------   -----------   ----------   -----------
                            THCH$         THCH$        THCH$         THCH$
Allowance for
  uncollectible
  accounts.............      691,674            --          --             --
Vacation accrual.......      472,931            --          --             --
Leased assets..........           --            --          --        472,632
Depreciation of
  property, plant and
  equipment............           --            --          --      2,952,322
Severance indemnity....      124,988       502,796          --             --
Realization allowance
  on inventory.........      190,534            --          --             --
Sundry provisions......      760,285            --          --             --
Sundry debtors.........       37,032            --          --             --
Capitalized financial
  cost.................           --            --          --      1,501,154
Deferred charges.......           --            --     116,988      1,323,274
Tax loss...............           --     1,512,361          --             --
                         -----------   -----------   ---------    -----------
Total deferred taxes...    2,277,444     2,015,157     116,988      6,249,382
Complementary accounts
  balance..............     (141,406)     (576,221)         --     (2,599,309)
                         -----------   -----------   ---------    -----------
Net balances per
  balance sheet........  (2)2,136,038  (1)1,438,936  (2)116,988   (1)3,650,073
                         ===========   ===========   =========    ===========

                                      BALANCE, DECEMBER 31, 2003
                         -----------------------------------------------------
                              DEFERRED ASSETS          DEFERRED LIABILITIES
                         -------------------------   -------------------------
TEMPORARY DIFFERENCE     SHORT-TERM     LONG-TERM    SHORT-TERM    LONG-TERM
--------------------     -----------   -----------   ----------   ------------
                            THCH$         THCH$        THCH$         THCH$
Allowance for
  uncollectible
  accounts.............    1,053,754            --          --              --
Vacation accrual.......      473,360            --          --              --
Leased assets..........           --            --          --         761,904
Depreciation of
  property, plant and
  equipment............           --            --          --       4,640,764
Severance indemnity....      121,670       594,025          --              --
Realization allowance
  on inventory.........           --            --          --              --
Sundry provisions......       53,972            --          --              --
Sundry debtors.........      196,352            --          --              --
Capitalized financial
  cost.................           --            --          --       1,497,331
Deferred charges.......           --            --     363,894       1,252,631
Tax loss...............           --     3,574,122          --              --
                         -----------   -----------   ---------    ------------
Total deferred taxes...    1,899,108     4,168,147     363,894       8,152,630
Complementary accounts
  balance..............     (128,656)     (488,289)         --      (1,851,174)
                         -----------   -----------   ---------    ------------
Net balances per
  balance sheet........  (2)1,770,452  (1)3,679,858  (2)363,894   (1)6,301,456
                         ===========   ===========   =========    ============

------------

(1) Long-term deferred tax liabilities are presented net of long-term deferred tax assets under other long-term liabilities.
(2) Short-term deferred tax assets are presented net of short-term deferred tax liabilities under other current assets.

     The complementary accounts are amortized over the estimated period the differences will reverse.

     C.  The charge to income for income taxes is as follows:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      2001         2002         2003
                                                   ----------   ----------   ----------
                                                     THCH$        THCH$        THCH$
CURRENT TAX EXPENSE
For the year.....................................  (5,895,471)  (5,890,823)  (5,945,046)
Prior year adjustment............................    (784,586)      32,912      (43,283)
DEFERRED TAXES
Change in deferred taxes.........................  (1,243,868)   1,817,772     (375,500)
Benefit from tax loss carryback..................          --           --      508,621
Effect of amortization of complementary accounts
  of deferred tax assets and liabilities.........     312,356     (663,238)    (647,453)
                                                   ----------   ----------   ----------
Total charge to results..........................  (7,611,569)  (4,703,377)  (6,502,661)
                                                   ==========   ==========   ==========

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

15.  FOREIGN CURRENCIES

     Balances in foreign currencies, all of which are denominated in United States dollars, are summarized as follows:

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                                 2002         2003
                                                              ----------   ----------
                                                                THCH$        THCH$
ASSETS
Current assets..............................................  65,467,550   42,482,711
                                                              ----------   ----------
LIABILITIES
Current liabilities.........................................  21,888,921   21,241,217
Long-term liabilities.......................................   4,086,329    3,968,081
                                                              ----------   ----------
Total liabilities...........................................  25,975,250   25,209,298
                                                              ----------   ----------
Net asset position..........................................  39,492,300   17,273,413
                                                              ==========   ==========

16.  PRICE-LEVEL RESTATEMENT AND FOREIGN EXCHANGE

     Price-level restatement (monetary correction) and foreign exchange, described in Note 2d and 2e, credited (charged) to income is as follows:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      2001         2002         2003
                                                   ----------   ----------   ----------
                                                     THCH$        THCH$        THCH$
Property, plant and equipment--net...............  13,732,746   14,672,985    4,895,005
Non-monetary liabilities--net of other long-term
  non-monetary assets............................   1,903,479    1,629,410      762,793
Shareholders' equity.............................  (7,877,666)  (8,363,848)  (3,076,331)
Indexation.......................................  (7,078,020)  (6,038,077)    (407,931)
Income statement amounts.........................  (1,154,488)  (1,419,420)     (48,346)
                                                   ----------   ----------   ----------
Price-level restatements--net....................    (473,949)     481,050    2,125,190
Foreign exchange gain (loss).....................   6,233,786    5,004,430   (2,996,808)
                                                   ----------   ----------   ----------
Gain (loss) from changes in the purchasing power
  of the Chilean peso............................   5,759,837    5,485,480     (871,618)
                                                   ==========   ==========   ==========

17.  DIRECTORS' REMUNERATION

     The remuneration paid to the Directors of D&S and its subsidiaries for performing their duties is summarized as follows:

                                                          FOR THE YEAR ENDED DECEMBER
                                                          ---------------------------
                                                           2001      2002      2003
                                                          -------   -------   -------
                                                           THCH$     THCH$     THCH$
Attendance fees.........................................  259,841   314,216   364,300
                                                          =======   =======   =======

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     The following amounts were also paid to the Directors for activities not related to their positions as Directors:

                                                           FOR THE YEAR ENDED DECEMBER
                                                          -----------------------------
                                                           2001       2002       2003
                                                          -------    -------    -------
                                                           THCH$      THCH$      THCH$
Per-diem................................................  54,853     53,255     52,728
                                                          ======     ======     ======

18.  NON-OPERATING INCOME AND EXPENSES

     a.  Non-operating income for each year is summarized as follows:

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                        2001        2002        2003
                                                      ---------   ---------   ---------
                                                        THCH$       THCH$       THCH$
Interest income.....................................  1,011,450     458,614     538,573
Amortization of negative goodwill...................    345,967     345,967     353,188
Other...............................................    255,855     515,050     591,899
                                                      ---------   ---------   ---------
Total...............................................  1,613,272   1,319,631   1,483,660
                                                      =========   =========   =========

     b.  Non-operating expense for each year is summarized as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      2001         2002         2003
                                                   ----------   ----------   ----------
                                                     THCH$        THCH$        THCH$
Financial expense................................  12,777,399   13,521,673   16,407,864
Amortization of goodwill.........................     787,483      794,748      794,748
Minority interest................................     170,575       62,536       42,657
Restructuring expenses...........................          --    4,997,480           --
Other............................................   1,689,494    1,374,839    1,286,432
                                                   ----------   ----------   ----------
Totals...........................................  15,424,951   20,751,276   18,531,701
                                                   ==========   ==========   ==========

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

19.  TRANSACTIONS WITH RELATED PARTIES

     A. RELATED COMPANIES--The Company has transactions with its equity -method investees and other related parties. Balances due from and due to these companies are shown on the consolidated balance sheets. The detail of accounts receivable and payable is the following:

                                                          AT DECEMBER 31,
                                           ---------------------------------------------
                                                RECEIVABLE                PAYABLE
                                           ---------------------   ---------------------
                                             2002        2003        2002        2003
                                           ---------   ---------   ---------   ---------
                                             THCH$       THCH$       THCH$       THCH$
SHORT-TERM:
Servicios Profesionales y de
  Comercializacion S.A.(1)...............         --          --   7,694,844   7,787,046
Intersuper Argentina S.A. ...............         --          --      15,309      15,309
Aquapuro S.A. ...........................    210,935     208,847          --          --
Inversiones Solpacific S.A. .............    108,095     107,025          --          --
Inmobiliaria Mall Calama S.A. ...........  1,148,729   1,132,354          --          --
                                           ---------   ---------   ---------   ---------
Totals...................................  1,467,759   1,448,226   7,710,153   7,802,355
                                           =========   =========   =========   =========

------------

(1) The balance payable is owed to a shareholder, bears interest at 3.8% a year on UF denominated principal.

     The accounts receivable and payable, other than that mentioned in (1), are not subject to interest or indexation.

     B. TRANSACTIONS WITH RELATED COMPANIES--The principal transactions with related companies are summarized as follows:

                                                         TRANSACTION                           LOSS
                       DESCRIPTION OF         ---------------------------------   ------------------------------
COMPANY                TRANSACTION              2001        2002        2003        2001       2002       2003
-------                --------------         ---------   ---------   ---------   --------   --------   --------
                                                THCH$       THCH$       THCH$      THCH$      THCH$      THCH$
Servicios              Interest and
  Profesionales y de     indexation on
  Comercializacion       current account....    351,128     695,650     418,655   (351,128)  (695,650)  (418,655)
  S.A.
                       Lease................        968         979          --       (968)      (979)        --
Aquapuro S.A.          Purchase of
                         merchandise........  7,068,056   8,061,622   9,389,458         --         --         --
Alimentos y Servicios  Purchase of
  Ltda.                  merchandise........  1,618,172   2,342,928   4,050,855         --         --         --
Larrain Vial S.A.      Professional
  Corredora de Bolsa     services...........         --          --     395,328         --         --         --
Kimberly Clarke Chile  Purchase of
  S.A.                   merchandise........         --          --   3,637,263         --         --         --

20.  SEVERANCE INDEMNITIES

     The Company records an accrual for voluntary severance indemnities, which has been accrued at the discounted present value of the vested benefit using 7% discount rate and considering future service until retirement (age 60 for women, age 65 for men).

     The accrual amounts to ThCh$ 2,957,628 in 2002 and ThCh$ 3,494,263 in 2003, and is included as accruals under long-term liabilities. The short-term accrual in 2002 and 2003, respectively, amounts to ThCh$ 757,500 and ThCh$ 715,708.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

21.  FINANCIAL DERIVATIVES

     As of December 31, 2003 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the object of decreasing exposure to foreign currency risk, as follows:

                                                                                                    AS OF DECEMBER 31,
                                                                                                           2003
                                                                                                  -----------------------
                                                                                                   INITIAL      CLOSING
         NOMINAL                   DATE OF                        SALES/           HEDGED           HEDGED       HEDGED
TYPE     AMOUNT      CURRENCY      MATURITY          ITEM        PURCHASE           ITEM            AMOUNT     AMOUNT(1)
----   -----------   --------   --------------   -------------   --------   --------------------  ----------   ----------
                                                                                                    THCH$        THCH$
FR       6,288,500     US$      I quarter 2004   Exchange rate      P        Accounts receivable  27,988,421   28,338,921
FR       6,271,100     US$      I quarter 2004   Exchange rate      P        Accounts receivable  28,005,821   28,338,921
FR       5,031,200     US$      I quarter 2004   Exchange rate      P        Accounts receivable  28,058,121   28,338,921
FR       7,546,800     US$      I quarter 2004   Exchange rate      P        Accounts receivable  27,917,721   28,338,921
FR     100,000,000     EUR      I quarter 2004   Exchange rate      P       Forecast transaction  74,580,000   74,580,000
FR: Forward contract


      UNREALIZED
       GAIN IN
TYPE    INCOME
----  ----------
        THCH$
FR      350,500
FR      333,100
FR      280,800
FR      421,200
FR           --
      ---------
FR:   1,385,600
      =========

------------

(1) Includes unrealized gain, if any.

22.  CONTINGENCIES AND COMMITMENTS

PARENT COMPANY

     a.  DIRECT COMMITMENTS

     A.1. To secure the loans granted by Banco Santiago and Banco Santander, the following guarantees were entered into, which were in force at December 31, 2003:

      -- Mortgage in favor of Banco Santiago for land located in the Community of Lo Barnechea and at 15 Norte St. in Vina del Mar with a book value of ThCh$ 52,635,206.

      -- Mortgage in favor of Banco Santander on land located in the Community of La Reina with a book value of ThCh$ 12,661,967.

      -- Mortgage in favor of Inversiones Inmobiliaria Quilicura, Inversiones Bancard and Ases e Inversiones CMB S.A. for land located in the Community of Chicureo with a book value of ThChM$ 4,228,037.

     A.2. The Company has commitments arising from imports of inventory and plant and equipment under bank letters of credit amounting to ThCh$ 4,729,710.

     b.  INDIRECT COMMITMENTS

     The Company has no indirect commitments.

     c.  MANAGEMENT RESTRICTIONS AND FINANCIAL COVENANTS:

     In accordance with long-term loan contracts with Banco Santiago and Banco Santander, the Company must comply with certain financial covenants. At December 31, 2003, the Company is in compliance with these covenants.

     d.  LAWSUITS

     At December 31, 2003, the Company and its subsidiaries had lawsuits filed against them which are related to their normal business activity. According to the Company's legal advisors and the Company's management, they do not present risk of significant loss.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     Due to the non-payment of a certain portion of the account receivable related to the sale of Supermercado Ekono S.A. (Argentina), the Company initiated judicial action against the guarantor of this debt as well as its parent. Management believes that the Company has contractual and legal recourse to recover the remaining balance in the form originally agreed to and, as a result, no provision is necessary.

SUBSIDIARIES

  DIRECT COMMITMENTS:
GENERAL MORTGAGE IN FAVOR OF BANCO SANTANDER ON THE PROPERTY LOCATED IN LA DEHESA ST. N(O) 2016, Community of Lo Barnechea. The book value of such asset is ThCh$ 5,886,924.23. SUPPLEMENTARY CASH FLOW INFORMATION

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      2001         2002         2003
                                                   ----------   ----------   ----------
                                                     THCH$        THCH$        THCH$
Interest collected...............................     627,924      128,454       81,220
                                                   ==========   ==========   ==========
Interest paid....................................  12,378,656   11,744,958   14,762,985
                                                   ==========   ==========   ==========
Income taxes paid................................     872,353      878,374      641,646
                                                   ==========   ==========   ==========
Property, plant and equipment acquired by
  assuming directly related debt.................   5,976,682    5,820,569    5,715,300
                                                   ==========   ==========   ==========

24.  SUBSEQUENT EVENTS

     On December 19, 2003, the Company signed a letter of intent with Carrefour Nederland B.V. to buy the shares of Carrefour Chile S.A. The Company entered into this transaction to expand the number of locations it services within its market area.

     On January 7, 2004, the purchase agreement entered into on December 19, 2003 was consummated by virtue of which Carrefour Nederland B.V. sold to the Company 1,701,403 shares of Carrefour Chile S.A., corresponding to 99.9999% of the shares of the latter, for a price of E99,999,940. At that same date, and based on the same document, Intercross Roads B.V. (a company related to Carrefour Nederland B.V.) sold to Administradora de Concesiones Comerciales de Hipermercados S.A. (a subsidiary of the Company) one share of Carrefour Chile S.A., corresponding to 0.0001% of the shares of the latter, for a price of E60. With these purchases, the Company acquired the entirety of the issued shares of Carrefour Chile S.A.

     Due to the recent acquisition date, the Company has not completed its analysis of the fair value of the assets acquired and liabilities assumed in this purchase.

25. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Company's consolidated financial statements have been prepared in accordance with Chilean GAAP, which varies in certain respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP for the Company are quantified and described below.

     Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of Chilean peso, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end. The price-level restatement adjustments under Chilean GAAP are not reversed in the U.S. GAAP reconciliation as allowed under Securities and Exchange Commission rules.

     A.1. INCOME TAXES--Since January 1, 2000, under Technical Bulletin No. 60 of the Chilean Institute of Accountants, the Company records income taxes using the liability method where deferred tax effects of temporary differences between the financial statement and tax values of assets and liabilities are booked. Upon adoption, contra assets or liabilities ("complementary accounts") were recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. The complementary accounts are amortized to income over the estimated reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

     Under U.S. GAAP, the accounting is similar. However, at the adoption date of Statement of Accounting Standards No. 109, Accounting for Income Taxes, the change in accounting principle was immediately recognized through the income statement as a "Cumulative Effect of a Change in Accounting Principle." Therefore, under U.S. GAAP, the amortization of the complementary accounts created under Chilean GAAP is reversed. In addition, there are tax effects recorded for any deferred tax effects related to other differences between Chilean GAAP and U.S. GAAP described herein, if significant.

     A.2. MANDATORY DIVIDENDS--As required by Law No. 18,046, unless the shareholders unanimously agree otherwise, the Company must distribute a minimum cash dividend equivalent to 30% of net income. Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes is made to recognize the corresponding decrease in equity at each balance sheet date whilst under Chilean GAAP, dividends are not recognized until approved by the shareholders. The effect on equity is included in the reconciliation below.

     A.3. MARKETABLE EQUITY SECURITIES--Under U.S. GAAP, marketable equity securities (mutual funds) investments other than those accounted for under the equity method are required to be accounted for under SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities." This standard requires investments to be accounted for as follows: (1) held-to-maturity securities, which are defined as debt securities that a company has a positive intent and ability to hold to maturity, are reported at amortized cost, (2) trading securities, which are defined as those that are bought and held principally for the purpose of selling them in the near term, are reported at fair value with unrealized gains and losses included in earnings, and (3) available for sale securities, which include securities not classified in either of the other two categories, are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders' equity.

     Under Chilean GAAP, the Company presents marketable equity (see Note 4 for detail) securities at the lower of cost plus price-level restatement or market. Under U.S. GAAP, all investments in marketable equity securities which the Company holds would be classified as available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component of shareholders' equity. The effect of this difference is not material.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     The Company has not recorded any other than temporary impairment under U.S. GAAP related to these securities.

     A.4. PROPERTY PLANT AND EQUIPMENT--Under Chilean GAAP, certain property, plant and equipment is reported in the financial statements at amounts determined in accordance with a technical appraisal. Such revaluation is not permitted under U.S. GAAP. The effects of this revaluation, as well as of the reversal of the related accumulated depreciation and depreciation expense for the year, are included in the reconciliations below.

     A.5. PURCHASE ACCOUNTING AND IMPAIRMENT OF GOODWILL--In accordance with Chilean GAAP, business combinations with companies under common control are accounted for at the book value of the underlying net assets with the excess of cost over net book value recorded as goodwill to be amortized to income over a period not exceeding 20 years. Under U.S. GAAP, these business combinations involving companies under common control were recorded as poolings of interests in accordance with Accounting Interpretation No. 39. No goodwill is recorded under U.S. GAAP. Under Chilean GAAP, at the merger date with Saitec S.A., El Rodeo S.A. and Almac Internacional S.A., the Company recorded negative goodwill due to the excess of the carrying value of the investment over the stated increase in the Company's capital. Under U.S. GAAP, such negative goodwill and its subsequent amortization is eliminated.

     Under Chilean GAAP, the acquisition of Maquinsa, an unrelated company, in 1997, was recorded at cost with the assets acquired and liabilities assumed stated at their book carryover basis, with any excess up to the purchase price being recorded as goodwill. Under U.S. GAAP, such business combinations are recorded at cost with the assets acquired and liabilities assumed stated at their respective fair value with any excess up to the purchase price being recorded as goodwill. The effects of such differences are recorded in the reconciliation below and include differences in the carrying values for assets, liabilities and goodwill and the resulting depreciation and amortization. In 1999, the Company settled an amount of ThCh$ 1,043,256 with the former owner of Maquinsa S.A. in arbitration. Maquinsa S.A. had been acquired by the Company in 1997. Under Chilean GAAP, this amount was recorded as goodwill. Under U.S. GAAP, this amount would have been expensed. The effects of this difference are presented in the reconciliation below.

     In 1996 the Company purchased a 100% interest in Supermercados Ekono S.A. (Argentina). The Company previously held a 49.99% non-controlling interest, accounted for under the equity method for the period from December 27, 1991 to December 31, 1995, when it sold this interest to the Company's shareholders and subsequently repurchased the 100% interest from such shareholders. Under Chilean GAAP, these transactions were accounted for separately. Under U.S. GAAP, the sale and repurchase from shareholders were treated as capital transactions. In December 1999, the Company sold its 100.0% interest in Supermercados Ekono S.A. (Argentina). The effects of such differences are recorded in the reconciliation.

     Under U.S. GAAP, in accordance with the adoption of Statement of Accounting Standard No. 142 ("SFAS No. 142") on January 1, 2002, goodwill is no longer amortized, but is tested for impairment on an annual basis or whenever indicators of impairment arise. No cumulative effect of a change in accounting principle was recognized at that date nor has the annual impairment test required under SFAS No. 142 resulted in any goodwill impairment.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     The transitional provisions of SFAS No. 142 required disclosure of reported net income in all periods presented, exclusive of amortization expense recognized in those periods related to goodwill and the effects of other accounting changes pursuant to the adoption of SFAS No. 142. Those disclosures are set forth below, presented as a reconciliation from U.S. GAAP net income to adjusted net income under U.S. GAAP excluding the amortization of goodwill.

                                                      2001         2002         2003
                                                   ----------   ----------   ----------
                                                     THCH$        THCH$        THCH$
Net income under U.S. GAAP.......................  44,446,071   29,406,796   23,667,385
Add back:
Goodwill amortization under U.S. GAAP............   1,185,746       --           --
                                                   ----------   ----------   ----------
Adjusted net income under U.S. GAAP..............  45,631,817   29,406,796   23,667,385
                                                   ==========   ==========   ==========

                                                      2001         2002         2003
                                                   ----------   ----------   ----------
                                                      CH$          CH$          CH$
Basic earnings per share:
  Reported net income............................       32.21        21.31        17.15
Add back:
  Goodwill amortization..........................        0.86       --           --
                                                   ==========   ==========   ==========
Adjusted net income..............................       33.07        21.31        17.15
                                                   ==========   ==========   ==========

     The movement in this account under U.S. GAAP only relates to currency restatement.

     A.6. SEVERANCE INDEMNITIES--The Company has committed to provide a lump sum payment to each employee with more than six months of service at the end of his or her employment. Under Chilean GAAP, the Company records the present value of the liability, calculated based on total expected service, current salary levels of all employees with more than six months of service, and a discount rate of 7%. Under U.S. GAAP, this arrangement is considered to be a benefit plan, and the liability should be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. Prior service costs are recorded as deferred assets and charged to income using the straight-line method over the estimated average remaining service period of the employees. For Chilean GAAP, prior service costs which arose when the Company started recording severance indemnity liabilities in 1995, were expensed immediately. The difference related to the treatment for prior service costs is recorded as an adjustment in the reconciliation to U.S. GAAP.

     The difference between U.S. GAAP and Chilean GAAP for the projected benefit obligation related to SFAS No. 87 and the related obligation under Chilean GAAP is not significant. The severance indemnity plan is unfunded.

     A.7. PRESENT VALUE ADJUSTMENT ON ACCOUNTS RECEIVABLE--Under Chilean GAAP, the account receivable from Disco S.A. for the sale of Ekono Argentina in 1999 was recorded without discounting the long-term portion to its net present value at the date of sale. Under U.S. GAAP, in accordance with Accounting Principle Board Opinion No. 21, such receivable is recorded at the net present value of the amount using a 7% annual interest rate with the associated interest income accreted over the life of the loan. The effects of conforming with U.S. GAAP are shown in the reconciliation below. As the maturity date of the note was

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

May 12, 2003, the cumulative foreign exchange gains or losses on the accreted interest income on the life of the note comprise the reconciling item.

     A.8. DERIVATIVE INSTRUMENTS--Under U.S. GAAP, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", was adopted by the Company as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized in either income or shareholders' equity (as a component of accumulated other comprehensive income). As the Company did not meet documentation standards for its forward exchange contracts, the unrealized gain associated with its forward exchange contracts is recognized through the income statement for U.S. GAAP purposes.

     Under Chilean GAAP, the forward exchange contracts which the Company has entered into, are classified as "cash flow" hedges. The unrealized gain from marking these contracts to market is flowed through the income statement. Therefore, there is no U.S. GAAP to Chilean GAAP difference for these contracts.

     The Company entered into an additional forward exchange contract (designated as a cash flow hedge of a forecasted transaction under Chilean GAAP ) to cover the fluctuation in the Chilean peso versus the Euro for its anticipated E100,000,000 purchase of Carrefour Chile S.A. (see note 24) on December 19, 2003, which purchase was completed on January 7, 2004. At December 31, 2003, the fair value of the financial instrument did not differ significantly from its recorded value. On January 7, 2004, upon settlement of this financial instrument, the Company realized a loss of approximately
ThCh$ 3,042,000.

     Under Chilean GAAP, the realized loss on this contract will be considered part of the purchase price of Carrefour Chile S.A. Under U.S. GAAP, SFAS No. 133 does not permit the designation of a forecast transaction related to a business combination as a hedge, therefore the loss will be recognized in income in 2004.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     A.9. EFFECT OF CONFORMING TO U.S. GAAP--The adjustments required to conform reported net income under Chilean GAAP to U.S. GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2003 purchasing power and thousands of U.S. dollars):

                                                             YEAR ENDED DECEMBER 31,
                                          -------------------------------------------------------------
                              PARAGRAPH       2001            2002            2003            2003
                              ---------   -------------   -------------   -------------   -------------
                                              THCH$           THCH$           THCH$           THUS$
                                           (EXCEPT FOR SHARES AND EARNINGS PER SHARE)       (NOTE 2U)
Net income, in accordance
  with Chilean GAAP.........                 40,951,696      24,015,257      20,819,444          35,061
Reversal of depreciation of
  the technical revaluation
  of property, plant and
  equipment.................     a.4             28,957          28,957          28,957              49
Adjustment for deferred
  taxes.....................     a.1           (312,356)        663,238         647,453           1,090
Amortization of deferred
  asset for prior service
  cost......................                    (22,816)        (22,816)        (22,816)            (38)
Reversal of amortization of
  negative goodwill.........     a.5           (345,967)       (345,967)       (353,188)           (595)
Adjustment to depreciation
  and amortization and
  monetary correction for
  fair value adjustment of
  acquired subsidiaries and
  reversal of amortization
  of goodwill in 2002 and
  2003......................     a.5            398,263         794,748         794,748           1,338
Present value adjustment on
  accounts receivable from
  Disco S.A.................     a.7          3,748,294       4,273,379       1,752,787           2,952
                                          -------------   -------------   -------------   -------------
Net income and other
  comprehensive income, in
  accordance with US GAAP...                 44,446,071      29,406,796      23,667,385          39,857
                                          =============   =============   =============   =============
Weighted average number of
  shares....................              1,380,000,000   1,380,000,000   1,380,000,000   1,380,000,000
                                          -------------   -------------   -------------   -------------
Basic earnings per share....                      32.21           21.31           17.15            0.03
                                          =============   =============   =============   =============

     Consolidated operating income in accordance with U.S. GAAP was ThCh$ 56,173,591 in 2001, ThCh$ 32,221,059 in 2002 and ThCh$ 44,800,204 in 2003
which includes in 2002 a reclassification for restructuring expenses into operating income which were classified as non-operating expenses in Chilean GAAP.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     The adjustments to reported net equity required to conform to U.S. GAAP are as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2003 purchasing power and thousands of U.S. dollars):

                                                                     DECEMBER 31,
                                                         -------------------------------------
                                             PARAGRAPH      2002          2003         2002
                                             ---------   -----------   -----------   ---------
                                                                                       THUS$
                                                            THCH$         THCH$      (NOTE 2U)
Net equity, in accordance with Chilean
  GAAP.....................................              303,740,443   310,828,887    523,457
Reversal of the technical revaluation of
  property, plant and equipment............     a.4       (1,873,416)   (1,873,416)    (3,155)
Reversal of the accumulated depreciation of
  the technical revaluation of property,
  plant and equipment......................     a.4          648,081       677,038      1,140
Adjustment for deferred taxes..............     a.1       (2,596,279)   (1,948,826)    (3,282)
Reversal of severance indemnity prior
  service cost.............................     a.6          684,495       684,495      1,153
Amortization of deferred asset for
  prior-service cost.......................     a.6         (182,531)     (205,347)      (346)
Mandatory dividend required by law (30% of
  net income less interim dividends
  paid)....................................     a.2       (8,553,962)   (7,899,805)   (13,304)
Reversal of negative goodwill..............     a.5        3,459,670     3,459,670      5,826
Reversal of amortization of negative
  goodwill.................................     a.5       (2,447,048)   (2,800,236)    (4,716)
Adjustment for discontinuation of
  amortization of goodwill.................     a.5          794,748     1,589,496      2,676
Adjustment to depreciation and monetary
  correction for fair value adjustment of
  acquired companies.......................     a.5        1,775,501     1,775,501      2,990
Dividend paid in connection with the
  purchase of Supermercados Ekono S.A.
  (Argentina) from controlling
  shareholder..............................     a.5       (1,350,730)   (1,350,730)    (2,275)
Adjustment to net loss on sale of
  Supermercados Ekono S.A. (Argentina).....     a.5       (1,277,219)   (1,277,219)    (2,151)
Present value adjustment on accounts
  receivable from Disco S.A................     a.7        1,344,466     3,097,253      5,216
Adjustment for difference for arbitration
  settlement for Maquinsa S.A..............     a.5       (1,043,256)   (1,043,256)    (1,757)
                                                         -----------   -----------   ---------
Net equity, in accordance with U.S. GAAP...              293,122,963   303,713,505    511,472
                                                         ===========   ===========   =========

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     THE CHANGES IN NET EQUITY ACCOUNTS determined under U.S. GAAP are summarized as follows (all amounts are expressed in thousands of constant Chilean pesos of December 31, 2003 purchasing power):

                                                                  THCH$
                                                               -----------
Balance at January 1, 2001..................................   254,744,774
Dividends declared..........................................   (15,998,482)
Mandatory dividend required by law..........................    (5,108,485)
Net income for the year.....................................    44,446,071
                                                               -----------
Balance at January 1, 2002..................................   278,083,878
Dividends declared..........................................   (14,132,134)
Mandatory dividend required by law..........................      (235,577)
Net income for the year.....................................    29,406,796
                                                               -----------
Balance at December 31, 2002................................   293,122,963
Dividends declared..........................................   (13,730,999)
Mandatory dividend required by law..........................       654,156
Net income for the year.....................................    23,667,385
                                                               -----------
Balance at December 31, 2003................................   303,713,505
                                                               ===========

     b.  ADDITIONAL DISCLOSURE REQUIREMENTS

     b.1.  REPORTING COMPREHENSIVE INCOME

     U.S. GAAP requires that comprehensive income be displayed within the consolidated financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources.

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      2001         2002         2003
                                                   ----------   ----------   ----------
                                                     THCH$        THCH$        THCH$
Net income under U.S. GAAP.......................  44,446,071   29,406,796   23,667,385
                                                   ----------   ----------   ----------
Comprehensive income for the year................  44,446,071   29,406,796   23,667,385
                                                   ==========   ==========   ==========

     B.2. INCOME TAXES--The consolidated provision for income taxes charged to income is as follows:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      2001         2002         2003
                                                   ----------   ----------   ----------
                                                     THCH$        THCH$        THCH$
Current tax (expense)............................  (6,680,057)  (5,857,911)  (5,479,708)
Deferred tax (expense) benefit...................  (1,243,868)   1,817,772     (375,500)
                                                   ----------   ----------   ----------
(Charge) for the year under U.S. GAAP............  (7,923,925)  (4,040,139)  (5,855,208)
                                                   ==========   ==========   ==========

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     The consolidated U.S. GAAP deferred tax liability is summarized as follows:

                                                             AT DECEMBER 31,
                                                   ------------------------------------
                                                      2001         2002         2003
                                                   ----------   ----------   ----------
                                                     THCH$        THCH$        THCH$
SHORT-TERM
Allowance for notes and accounts receivable......     367,717      691,674    1,053,753
Inventory........................................      --          190,534       --
Accruals.........................................     390,674    1,395,236      845,354
Deferred charges.................................      --         (116,988)    (363,894)
Tax loss carryforwards(1)........................     112,866       --           --
                                                   ----------   ----------   ----------
Net short-term deferred tax assets...............     871,257    2,160,456    1,535,213
                                                   ----------   ----------   ----------
LONG-TERM
Property, plant and equipment....................  (4,277,418)  (4,926,109)  (6,899,999)
Accruals.........................................     411,724      502,796      594,025
Deferred charges.................................  (1,602,280)  (1,323,274)  (1,252,631)
Tax loss carryforwards(1)........................     705,175    1,512,361    3,574,122
                                                   ----------   ----------   ----------
Net long-term deferred tax liability.............  (4,762,799)  (4,234,226)  (3,984,483)
                                                   ----------   ----------   ----------
Net deferred tax liability.......................  (3,891,542)  (2,073,770)  (2,449,270)
                                                   ==========   ==========   ==========

------------

(1) In Chile tax loss carryforwards may be utilized indefinitely.

     The consolidated U.S. GAAP provision for income taxes differs from the amount of income tax determined by applying the applicable tax rate of 15% in 2001, 16% in 2002 and 16.5% in 2003 (Chilean statutory income tax rate) to U.S. GAAP pretax income as a result of the following:

                                                          YEAR ENDED DECEMBER 31,
                                                     ----------------------------------
                                                        2001        2002        2003
                                                     ----------   ---------   ---------
                                                       THCH$        THCH$       THCH$
At statutory Chilean tax rate......................   7,293,255   4,594,982   4,508,147
Effect of enacted change in tax rate...............     197,930          --          --
Effect of price level restatement at accounts
  receivable from Disco S.A. ......................  (1,139,534)   (928,128)  1,248,787
Other price-level restatements and other...........   1,572,274     373,286      98,274
                                                     ----------   ---------   ---------
Effective tax......................................   7,923,925   4,040,140   5,855,208
                                                     ==========   =========   =========

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     b.3.  CASH FLOW INFORMATION

     i. The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                ---------------------------------------
                                                   2001          2002          2003
                                                -----------   -----------   -----------
                                                   THCH$         THCH$         THCH$
Cash provided by operating activities under
  Chilean GAAP................................   66,792,020    27,940,144    33,451,365
                                                -----------   -----------   -----------
Cash provided by operating activities under
  U.S. GAAP...................................   66,792,020    27,940,144    33,451,365
                                                ===========   ===========   ===========
Cash provided by (used in) financing
  activities under Chilean GAAP...............     (867,088)   32,456,596    43,747,624
                                                -----------   -----------   -----------
Cash provided by (used in) financing
  activities under U.S. GAAP..................     (867,088)   32,456,596    43,747,624
                                                ===========   ===========   ===========
Cash used in investing activities under
  Chilean GAAP................................  (75,618,511)  (69,850,473)  (68,166,613)
Purchase of investments(1)....................   (5,638,222)   (1,313,117)   (2,000,145)
                                                -----------   -----------   -----------
Cash used in investing activities under U.S.
  GAAP........................................  (81,256,733)  (71,163,590)  (70,166,758)
                                                ===========   ===========   ===========

------------

(1) This amount corresponds to mutual fund investment.

     The reclassification above relates to instruments which would not be considered cash equivalents in U.S. GAAP.

     B.4. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS--U.S. GAAP requires disclosure of the fair value of financial instruments owned by the Company and its subsidiaries, other than investments in related companies that are accounted for under the equity method of accounting. The estimated fair values are based on the following methods and assumptions:

      -- CASH--The fair value of the Company's cash is equal to its carrying value.

      -- MARKETABLE SECURITIES--The fair value of the investments was determined based on market value.

      -- NOTES AND ACCOUNTS RECEIVABLE AND PAYABLE--The carrying amount of trade notes and accounts receivable and payable approximate fair value because of the short-term maturity of these instruments. The fair value of the note receivable from Disco approximates its carrying value, due to what management considers to be the short-term nature of the note in 2003. In 2002, the fair value of the note was estimated based on the present value at a discount rate determined in accordance with conditions in the local market (see Note 24).

      -- LONG-TERM DEBT AND BONDS--The fair value of the Company's long-term debt is estimated based on the current interest rates offered to the Company for loans of the same remaining maturities.

      -- SHORT-TERM DEBT--Short-term debt has interest rates that vary with market conditions and accordingly, the carrying amount approximates fair value.

      -- DERIVATIVES--Estimates of fair values of derivative instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

          assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result, such fair value amounts are subject to significant volatility and are highly dependent on the quality of the assumptions used.

     The estimated fair values of the Company's financial instruments are as follows:

                                                    AS OF DECEMBER 31,
                                   -----------------------------------------------------
                                             2002                        2003
                                   -------------------------   -------------------------
                                    CARRYING        FAIR        CARRYING        FAIR
                                     AMOUNT         VALUE        AMOUNT         VALUE
                                   -----------   -----------   -----------   -----------
                                      THCH$         THCH$         THCH$         THCH$
Cash.............................   19,961,139    19,961,139    34,395,705    34,395,705
Marketable securities............    1,389,916     1,416,668     3,695,636     3,797,152
Notes and accounts receivable,
  net............................  126,281,052   126,281,052   131,849,382   131,849,382
Due from related companies.......    1,467,759     1,467,759     1,448,226     1,448,226
Accounts payable.................  160,100,454   160,100,454   180,299,719   180,299,719
Commercial paper and bonds.......   93,343,794   111,923,797   132,314,401   137,454,766
Due to related companies.........    7,710,100     7,710,100     7,802,355     7,802,355
Bank and financial
  institutions...................   79,585,127    79,585,127    82,907,812    82,907,812
Derivative instruments(1)........      --            --          1,385,600     1,385,600

------------

(1) The Company enters into foreign currency forward contracts in order to hedge its exposure to non-Chilean peso foreign currency fluctuations related to non-Chilean peso denominated transactions. The Company's accounting policy for such contracts is described in Note 1.

     The Company is exposed to credit-related losses in the event of non-performance by counterparties to these financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

     The notional amounts, carrying amounts and fair values of these contracts are as follows:

                                     AT DECEMBER 31, 2002               AT DECEMBER 31, 2003
                                  ---------------------------   ------------------------------------
                                  NOTIONAL   CARRYING   FAIR     NOTIONAL     CARRYING       FAIR
                                   AMOUNT     AMOUNT    VALUE     AMOUNT       AMOUNT       VALUE
                                  --------   --------   -----   ----------   ----------   ----------
                                                                             DR. (CR.)    DR. (CR.)
Foreign currency forward
  contracts.....................    --         --        --     99,716,600   (1,385,600)  (1,385,600)

     The amounts of credit risk to which the Company is exposed in the event of the nonperformance by counterparties under these agreements is shown by the fair values of the gross amounts receivable by the Company in the above table.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     B.5.  LEASE COMMITMENTS

     The Company and its subsidiaries lease eight of their retail outlets and five of their warehouses under rental agreements for remaining terms of two to twelve years, substantially all of which have options for renewal. For the most part, rentals are determined as a percentage of sales ranging from 1% to 3% with minimum rentals. Minimum future rentals are as follows:

                                                                THCH$
                                                              ----------
2004........................................................   3,261,862
2005........................................................   3,076,395
2006........................................................   3,002,653
2007........................................................   2,995,881
2008 and thereafter.........................................  27,047,158
                                                              ----------
Total.......................................................  39,383,949
                                                              ==========

     Consolidated rental expense was ThCh$1,974,983, ThCh$3,054,623 and ThCh$4,107,339 for the years ended December 31, 2001, 2002 and 2003, respectively.

     B.6  SEGMENT INFORMATION

     The Company's operations are organized under two established store formats, allowing it to segment the market and target growth areas with the preferred format for the local market conditions. The formats provide the flexibility to match each store site with the format best suited to the surrounding area.

     The Company's store formats have been aggregated into one reporting segment in 2003 (supermarket format/hypermarket formats). The Company has also identified its credit card operations as a segment. These operations consist of the financing of customer accounts receivable on a short-term or long-term basis. The accounting policies of the segments are the same as those described in the summary of accounting policies included in the Chilean GAAP financial statements. The Company has reflected this method of segmentation in all years presented.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     Summarized financial information concerning the segments of the Company and its subsidiaries is shown in the following table. Managements uses operating income as its measure of performance for segments.

                             HYPERMARKET
                           AND SUPERMARKET     CREDIT
                               FORMAT           CARD           OTHER          TOTAL
                           ---------------   ----------     -----------   -------------
                                THCH$          THCH$           THCH$          THCH$
2001
Revenues.................     920,136,470     7,606,006      21,970,292     949,712,768
Segment gross profit.....     182,358,964     7,606,006(1)   23,829,501     213,794,471
Identifiable assets......     337,875,641        --          95,408,053     433,283,694
Goodwill(2)..............      11,339,515        --             --           11,339,515
Operating income.........      45,311,605     2,013,405       9,290,097      56,615,107
2002
Revenues.................   1,022,833,539    11,256,760      24,629,041   1,058,719,340
Segment gross profit.....     206,905,303    11,256,760(1)   23,479,557     241,641,620
Identifiable assets......     364,167,567        --         108,374,187     472,541,754
Goodwill(2)..............      11,516,905        --             --           11,516,905
Operating income.........      30,649,030     2,669,567       9,346,202      42,664,799
2003
Revenues.................   1,112,257,702    19,086,291      31,655,804   1,162,999,797
Segment gross profit.....     222,894,972    19,086,291(1)   19,903,281     261,884,544
Identifiable assets......     367,976,095        --         113,295,073     481,271,168
Goodwill(2)..............      10,706,373        --             --           10,706,373
Operating income.........      29,146,916     4,333,300      11,761,548      45,241,764

------------

(1) This amount does not include ThCh$ 1,241,707 for 2001; ThCh$ 1,498,277 for 2002; and ThCh$ 2,252,252 for 2003, corresponding to financial expenses which are included in non operating expenses in the consolidated income statements, which for segment operating profit purposes are classified as operational.
(2) The only change in goodwill is related to the amortization and monetary correction under Chilean GAAP. Information in this footnote is presented under Chilean GAAP as it represents the basis upon which the operational personnel evaluate the business.

     Reconciliation of identifiable assets to total assets:

                                                   2001          2002          2003
                                                -----------   -----------   -----------
                                                   THCH$         THCH$         THCH$
Identifiable assets...........................  433,283,694   472,541,754   481,271,168
Corporate assets..............................   25,490,964    21,932,850    18,374,736
                                                -----------   -----------   -----------
Total.........................................  458,774,658   494,474,604   499,645,904
                                                ===========   ===========   ===========

  SUPERMARKETS/HYPERMARKETS

     Supermarkets are characterized by traditional neighborhood supermarkets (average selling area of 2,000 m(2)) providing a pleasant, friendly atmosphere and personalized attention, with an emphasis on food. These stores offer a broad assortment of quality perishables and groceries. Additionally, a variety of prepared

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

dishes is available in those stores located in higher income areas. The hypermarket, which was modeled on the European model, is characterized by selling spaces of between 6,000 and 13,000 square meters offering, in addition to traditional food items, non--food items such as home appliances, electronics, hardware, sports, toys, textiles and articles for the home.

  CREDIT CARD OPERATIONS

     Servicios Administracion de Creditos Comerciales Presto Ltda. is an subsidiary of the Company. Its corporate purpose is the placement of long-term financing on personal consumer debt taking advantage of all synergies of the supermarket segment. This segment's income consists of the interest income associated with its credit cards. The financing of its operations is generated 100% by the Company, for which Presto pays interest to the parent, D&S, for funding its operations. During 2003, Presto's operation increased significantly. This is primarily related to the increased usage of financing by customers.

     The following information is disclosed related to credit card operations.

     ALLOWANCE FOR CREDIT RISK ASSOCIATED TO ACCOUNTS RECEIVABLE--The allowance for credit risk associated to accounts receivable is established taking into account the experience of delinquency and write-offs. Accounts and notes receivable are stated net of such allowance.

     INTEREST--The amount recorded in the balance sheet for loans includes accrued interest.

     The Company discontinues the accrual of interest on high-risk or past-due loans (90 days).

     The allowance for doubtful credit card accounts receivable was ThCh$ 634,583 at December 31, 2001, ThCh$ 979,665 in December 31, 2002 and ThCh$ 3,059,394 at December 31, 2003. See provisions and write-offs in note 25.b.9.

     The short-term and long-term components of the credit card loan receivables are as follows:

                                                      2001         2002         2003
                                                   ----------   ----------   ----------
                                                     THCH$        THCH$        THCH$
Short-term.......................................  24,539,113   39,246,573   76,293,458
Long-term........................................     519,458    2,820,468    7,108,467
                                                   ----------   ----------   ----------
Total............................................  25,058,571   42,067,041   83,401,925
                                                   ==========   ==========   ==========

     Amount of past due (90 days) credit card loans at each year end was as follows:

                                                                THCH$
                                                              ----------
2001........................................................     792,959
2002........................................................   1,752,907
2003........................................................  11,418,898

     The past due credit card loans increased at December 31, 2003 due to an increase in the loan portfolio undertaken in conjunction with the Company's strategy to expand this business segment.

  OTHER

     This amount is mainly composed of rental revenue, for kiosks, etc., within the supermarkets and hypermarkets.

     The Company operates in only one geographic segment, Chile.

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     B.7.  ADVERTISING COSTS

     The Company expenses advertising costs as incurred. Consolidated advertising costs for the years ended December 31, 2001, 2002 and 2003 were ThCh$ 11,711,674, ThCh$ 14,366,790 and ThCh$ 12,053,950, respectively.

     B.8.  VENDOR ALLOWANCES

     Net revenue includes revenue obtained from suppliers for reaching selling goals and purchasing a certain volume of goods, which is recorded on an accrual basis and included in net revenue on the statements of income. The amounts recorded have been reclassified from revenue to deductions from the cost of sales line for U.S. GAAP purposes as follows:

                                                   2001          2002          2003
                                                -----------   -----------   -----------
                                                   THCH$         THCH$         THCH$
                                                  DR (CR)       DR (CR)       DR (CR)
OPERATING RESULTS
Net revenue...................................   71,455,372    82,851,516    94,695,935
Cost of sales.................................  (71,455,372)  (82,851,516)  (94,695,935)

     B.9. SERVICIOS Y ADMINISTRACION DE CREDITOS COMERCIALES PRESTO LTDA.--ADDITIONAL DISCLOSURE

     The Company provides credit operations through its subsidiary, Servicios y Administracion de Creditos Comerciales Presto Ltda.

     The following summarizes the activity in the allowance for doubtful account for the periods indicated:

                                                      2001         2002         2003
                                                   ----------   ----------   ----------
                                                     THCH$        THCH$        THCH$
January 1, balance...............................     442,801      634,583      979,965
Additional provisions............................   2,279,091    3,584,186    8,585,000
Write-offs, net..................................  (2,087,309)  (3,238,804)  (6,505,571)
                                                   ----------   ----------   ----------
December 31, balance.............................     634,583      979,965    3,059,394
                                                   ==========   ==========   ==========

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

     B.10  VALUATION AND QUALIFYING ACCOUNTS

     (In thousands of constant Chilean pesos of December 31, 2003)

                                           ADDITIONS
                                BALANCE     CHARGED                           BALANCE
                                  AT           TO                             AT END
                               BEGINNING   COSTS AND                            OF
                               OF PERIOD    EXPENSES    DEDUCTIONS   OTHER    PERIOD
                               ---------   ----------   ----------   -----   ---------
                                 THCH$       THCH$        THCH$      THCH$     THCH$
December 31, 2001
Allowance for doubtful
  Accounts receivable........  1,608,493   3,740,326    (2,306,227)   --     3,042,592
Allowance for inventory......  1,760,729      --        (1,760,729)   --        --
December 31, 2002
Allowance for doubtful
  Accounts receivable........  3,042,592   5,073,047    (3,437,415)   --     4,678,224
Allowance for inventory......     --       1,154,756       --         --     1,154,756
Allowance for
  restructuring..............     --       4,997,480       --         --     4,997,480
December 31, 2003
Allowance for doubtful
  Accounts receivable........  4,678,224   9,270,202    (6,594,858)   --     7,353,567
Allowance for inventory......  1,154,756      --        (1,154,756)   --        --
Allowance for
  restructuring..............  4,997,480      --        (4,997,480)   --        --

     B.11.  RECENT ACCOUNTING PRONOUNCEMENTS

     In January 2003, the Chilean Institute of Accountants issued Technical Bulletin N(LOGO)72, "Business Combination and Consolidation of Financial Statements". This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2004 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases, the pooling-of-interest method may be used in reorganizations between related parties or for those transactions where there is no clear acquirer. Technical Bulletin N(LOGO)72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin N(LOGO)72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

     In January, 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN
46), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective for the Company on January 1, 2003.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special--purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending

                        DISTRIBUCION Y SERVICIO D&S S.A.

                   (RESTATED FOR GENERAL PRICE-LEVEL CHANGES)

after December 15, 2003. The Company is evaluating whether the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations. The Company did not enter into any transactions under the scope of FIN 46R after February 1, 2003. The Company is still evaluating the effect that FIN 46R will have in respect of arrangements already in place at January 1, 2003.

     In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) N(LOGO)104, Revenue Recognition. SAB 104 updated portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretative guidance consistent with current authoritative accounting and auditing guidance and SEC regulations. The Company believes it is following the guidance of SAB104.

     In June, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instrument with Characteristics of both Liabilities and Equity. This Statement clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within a Company's scope as liabilities. Such financial instruments may include mandatorily redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or in certain circumstances, an unconditional obligation. The Company has implemented FAS No.150 without any significant impact on its results its operations, financial position or cash flows.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S OPERATING RESULTS FOR 2003 VERSUS 2002 AND THE RELATED U.S. GAAP RECONCILIATION

  2003 COMPARED TO 2002

     For 2003, our net revenues increased 9.9% compared to 2002 to Ch$ 1,163,000 million (US$1,958.6 million). Our operating income rose to Ch$ 45,242 million (US$76.2 million) for 2003, an increase of 6.0% compared to Ch$ 42,665 million for 2002. These improvements in our net revenues and operating income resulted primarily from the opening of new stores, the improved performance of the Chilean economy and the implementation of our EDLP strategy. Despite the increases in our net revenues and operating income, our net income for 2003 decreased by 13.3% to Ch$ 20,819 million (US$35.1 million) as compared with 2002. This decline in our net income resulted primarily from net price level restatement, an increase in our income taxes and other financial expenses that more than offset the decline in non-operating expenses incurred in connection with restructuring charges in 2002 associated with severance payments to former management and employees. In December 2002, we announced significant changes to our senior management team, including the appointment of a new chief executive officer, as well as the departure of four senior executives and another 70 employees in the corporate offices.

     NET REVENUES. Our net revenues for 2003 were Ch$ 1,163,000 million (US$1,958.6 million), which represented an increase of 9.9% compared to Ch$ 1,058,719 million for 2002. The following table sets forth the composition of our net revenues for the periods indicated and the percentage change between periods.

                                                             YEAR ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                        2002             2003         % CHANGE
                                                    -------------    -------------    --------
                                                          (IN MILLIONS OF CONSTANT CH$)
Hypermarket and Supermarket.......................  Ch$ 1,022,833    Ch$ 1,112,258       8.7%
Credit cards......................................         11,257           19,086      69.6
Other.............................................         24,629           31,656      28.5
                                                    -------------    -------------      ----
  Total...........................................  Ch$ 1,058,719    Ch$ 1,163,000       9.9
                                                    =============    =============      ====

     The 9.9% increase in our net revenues for 2003 resulted primarily from:

      -- Hypermarkets and Supermarkets. A 8.7% increase in net revenues derived from our hypermarket and supermarket business, to Ch$ 1,112,258 million (US$1873 million) for 2003 from Ch$ 1,022,833 million for 2002. This increase resulted from an addition of 25,671 square meters of sales area (one new Lider hypermarket, three new Lider Vecino compact hypermarkets and two new Lider Express supermarkets), an increase of approximately 8% over the total sales area at December 31, 2002. These new stores accounted for 9.3% of our hypermarket and supermarket sales for 2003. Another factor which contributed to the increase in hypermarket and supermarket business was a 0.3% increase in same-store sales compared to 2002, compared to a decline of 1.4% in same-store sales in 2002, which we believe resulted from the implementation of our EDLP strategy, which helped to increase our customer traffic levels and, consequently, our net revenues, as well as the improved performance of the Chilean economy.

      -- Credit Card. An 69.6% increase in net revenues derived from our credit card operations compared to 2002 reflecting an increase in our net financial revenues, including primarily interest and commissions, to Ch$ 19,086 million (US$32.14 million) for 2003 from Ch$ 11,257 million for 2002, which increase was attributable to a 43% increase in the number of active accounts, an increase in average monthly account balances per individual account to Ch$ 128 million for 2003 from Ch$ 92 million for 2002, and our promotion of sales of non-food products through our Presto card, leading to increased use of our Presto credit card to purchase higher priced non-food products.

      -- Other Revenues. A 28.5% increase in net revenues derived from other revenues to Ch$ 31,656 million (US$53.3 million) for 2003 from Ch$ 24,629 for 2002. This increase resulted primarily from increased lease payments received from merchants leasing space in our stores and in our shopping centers.

     COST OF SALES AND GROSS PROFIT. Our gross profit for 2003 was Ch$ 261,885 million (US$441.0 million), representing an increase of 8.4%, compared to Ch$ 241,642 million for 2002.

     As a percentage of net revenues, our cost of sales for 2003 was 77.5% compared to 77.2% for 2002. Shrinkage for 2003 remained constant at 2.0% of total sales, as compared to 2.0% of total sales for 2002. The increase in cost of sales as a percentage of net revenues was principally attributable to the implementation of our EDLP strategy in the second half of 2003 by which we reduced our prices by a greater amount than we were able to reduce our costs of sales.

     As a result of our increase in cost of sales as a percentage of net revenues, our gross margin in 2003 declined to 22.5% from 22.8% for 2002. We expect to experience continued pressure on our gross margin in connection with our EDLP strategy.

     The costs associated with our credit card business are included in our selling and administrative expenses.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses for 2003 were Ch$ 216,643 million (US$364.8 million), representing a 8.9% increase as compared to Ch$ 198,977 million for 2002. As a percentage of net revenues, selling and administrative expenses fell to 18.6% for 2003 from 18.8% for 2002 principally due to decreased advertising expenses and labor costs, which were partially offset by increased utilities costs in each case as a percentage of net revenues.

     Our selling and administrative expenses related to our credit card operations increased 81.5% to Ch$ 14,346 million for 2003 (US$24.2 million) from Ch$ 7,904 million (US$13.3 million) for 2002. This increase was principally attributable to our allowance for doubtful accounts which increased 139.5% for 2003 compared to 2002 and other expenses which increased 24.4% for 2003 compared to 2002.

     OPERATING INCOME. Our operating income for 2003 was Ch$ 45,242 million (US$76.2 million), representing an increase of 6.0% as compared to Ch$ 42,665 million for 2002 reflecting the revenue and cost trends described above. As a percentage of net revenues, operating income for 2003 was 3.9%, representing a decrease of 0.1% as compared to operating income of 4.0% of net revenues for 2002.

     NON-OPERATING INCOME. The following table sets forth, for the periods indicated, information concerning our non-operating income on a consolidated basis:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2002         2003
                                                              ---------    ---------
                                                                 (IN MILLIONS OF
                                                                  CONSTANT CH$)
Interest income.............................................  Ch$   459    Ch$   539
Other non-operating income(1)...............................        515          592
Amortization of negative goodwill...........................        346          353
                                                              ---------    ---------
  Total non-operating income................................  Ch$ 1,320    Ch$ 1,484
                                                              =========    =========

------------

(1) "Other" includes principally equity in earnings of related companies.

     NON-OPERATING EXPENSE. The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 2002          2003
                                                              ----------    ----------
                                                                  (IN MILLIONS OF
                                                                   CONSTANT CH$)
Financial expense...........................................  Ch$ 13,522    Ch$ 16,408
Minority interest...........................................          63            43
Other non-operating expense(1)..............................       6,372         1,286
Amortization of goodwill....................................         795           795
                                                              ----------    ----------
  Total non-operating expense...............................  Ch$ 20,752    Ch$ 18,532
                                                              ==========    ==========

------------

(1) "Other" includes equity in losses of related companies, charitable contributions and, in 2002, severance payments to former management and employees including our former Chief Executive Officer, current director and controlling shareholder, Mr. Nicolas Ibanez Scott.

     Non-operating expense for 2003 was Ch$ 18,532 million (US$31.2 million), representing a decrease of 10.7% compared to non-operating expense of Ch$ 20,752 million for 2002. This decrease for 2003 resulted primarily from lower other non-operating expenses for 2003 of Ch$ 1,286 million (US$2.2 million), as compared to Ch$ 6,372 million for 2002. Other non-operating expense was higher for 2002 because of restructuring expenses incurred in connection with severance payments made to former management and employees totaling Ch$ 4,997 million. See "Related Party Transactions".

     PRICE-LEVEL RESTATEMENT AND FOREIGN EXCHANGE GAIN (LOSS). Our net price-level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$ 872 million (US$1.5 million) for 2003, as compared to a net gain of Ch$ 5,485 million for 2002. The net loss for 2003 is primarily attributable to a Ch$ 2,997 million foreign exchange loss for 2003, compared to a Ch$ 5,004 million foreign exchange gain for 2002, reflecting the impact of exchange rate variations on our foreign currency denominated assets.

     INCOME TAXES. Income taxes for 2003, including current and deferred taxes, amounted to Ch$ 6,503 million (US$11.0 million), representing an increase of 38.3% as compared to Ch$ 4,703 million (US$7.9 million) for 2002. This increase occurred primarily because of a larger amount of fixed asset acquisitions for 2003 resulting in an increase in deferred tax expense relating to the book versus tax depreciation of such fixed assets. The statutory income tax rate applicable to Chilean companies for 2003 was 16.5% of income before income taxes, as compared to 16.0% for 2002. In accordance with Chilean law, we and each of our subsidiaries compute and pay taxes on a separate, unconsolidated basis.

     NET INCOME. Net income in 2003 was Ch$ 20,819 million (US$35.1 million), representing a decrease of 13.3% as compared to net income of Ch$ 24,015 million in 2002. As a percentage of net revenues, net income was 1.8% in 2003, as compared to 2.3% in 2002.

U.S. GAAP RECONCILIATION AND ACCOUNTING PRONOUNCEMENTS

  RECONCILIATION

     Our financial statements have been prepared in accordance with Chilean
GAAP.

     The following table sets forth net income and shareholders' equity for the years ended and at December 31, 2001, 2002 and 2003 under Chilean GAAP and U.S. GAAP.

                                                       YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------
                                           2001           2002                 2003
                                        -----------    -----------    -----------------------
                                          (IN MILLIONS OF CONSTANT CH$ AND MILLIONS OF US$)
Net income (Chilean GAAP).............  Ch$  40,952    Ch$  24,015    Ch$  20,819    US$ 35.0
Net income (U.S. GAAP)................       44,446         29,407         23,667        39.8
Shareholders' equity (Chilean GAAP)...  Ch$ 293,859    Ch$ 303,740    Ch$ 310,829    US$523.4
Shareholders' equity (U.S. GAAP)......      278,084        293,122        303,713       511.5

     For further information as to these differences between Chilean GAAP and U.S. GAAP, see Note 25 to our consolidated financial statements.

     The principal differences between Chilean GAAP and U.S. GAAP as they affected our results and shareholders' equity in the three years ended December 31, 2001, 2002 and 2003 were:

      -- the reversal under U.S. GAAP of the technical revaluation of certain property, plant and equipment under Chilean GAAP, along with the associated accumulated depreciation, depreciation expense and any necessary recalculation of gain/loss on disposal of such property, plant, and equipment;

      -- the reversal under U.S. GAAP of severance indemnities for prior service costs that arose when we began to record a severance indemnity liability, which were charged to income under Chilean GAAP and deferred and amortized under U.S. GAAP;

      -- the accrual under U.S. GAAP of deferred income taxes;the reclassification under U.S. GAAP of the restructuring costs to operating expenses;

      -- the recording of accounts receivable from Disco S.A. at the net present value under U.S. GAAP;

      -- purchase accounting differences between U.S. GAAP and Chilean GAAP and the related differences in goodwill, negative goodwill, amortization expense, accumulated amortization, depreciation, and accumulated depreciation;

      -- the reclassification of revenues obtained from suppliers to cost of goods sold under U.S. GAAP; and

      -- the timing difference related to the accrual of mandatory dividends under Chilean law.

     Pursuant to Chilean GAAP, our consolidated financial statements also recognize the effects of inflation. The effect of inflation has not been reversed in the reconciliation to U.S. GAAP as permitted by the rules and regulations of the U.S. Securities and Exchange Commission.

  RECENT U.S. GAAP ACCOUNTING PRONOUNCEMENTS

     The following recent accounting pronouncements relate solely to the reconciliation to U.S. GAAP of our net income and shareholders equity.

     In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", or FIN 46, which is an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", or ARB 51. FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For interests existing as of January 31, 2003, FIN 46 is effective for us on January 1, 2004.

     Among other changes, FIN 46R revised FIN 46 by: (a) clarifying some requirements of the original FIN 46, which had been issued in January 2003, (b) easing some implementation problems, and (c) adding new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. We are evaluating whether the adoption of FIN 46R will have a material impact on our financial position, cash flows and results of operations. We did not enter into any transactions under the scope of FIN 46R after February 1, 2003.

     In December 2003, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updated portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretative guidance consistent with current authoritative accounting and auditing guidance and SEC regulations. We believe we are following the guidance of SAB 104 for our U.S. GAAP reconciliation.

     In April 2003, FASB issued Statement of Financial Accounting Standards SFAS No. 149 (SFAS No. 149), Amendment of Statement 133 on "Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. We have not identified effects on the results of operations, financial conditions or cash flows relating to the adoption of this pronouncement.

     In June 2003, the FASB issued Statement of Financial Accounting Standards No. 150, or SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement clarifies classification and measurement of certain financial instruments with characteristics of both liability and equity. It requires classification of financial instruments within a company's scope as liabilities. Such financial instruments may include mandatorily redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or in certain circumstances, an unconditional obligation. In connection with our U.S. GAAP reconciliation, we have implemented SFAS 150 without any significant effects on our results of operations, financial position or cash flows.

     For U.S. GAAP purposes, we adopted Statement of Financial Accounting Standards No. 143 as of January 1, 2003. We have determined that we have no asset retirement obligations to be accounted for under the guidelines of this pronouncement.

DISTRIBUCION Y SERVICIO D&S S.A.







                                   SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.




                              DISTRIBUCION Y SERVICIO D&S S.A.




                              By: /s/ Miguel Nunez
                                  ----------------------
                                  Chief Financial Officer




Dated:  April 7, 2004